As confidentially submitted to the U.S. Securities and Exchange Commission on December 7, 2021

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OXEIA BIOPHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	46-5147460
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

361 Newbury Street, Suite 500

Boston, MA 02115

(617) 991-9150

(Address and telephone number of registrant’s principal executive offices)

Dr. Michael Wyand
Chief Executive Officer
Oxeia Biopharmaceuticals, Inc.
361 Newbury Street, Suite 500

Boston, MA 02115

(617) 991-9150

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard A. Friedman, Esq. Jeffrey J. Fessler, Esq. Sean F. Reid, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112-0015 (212) 653-8700	Ralph De Martino, Esq. Cavas Pavri, Esq. Schiff Hardin LLP 901 K Street NW, Suite 700 Washington, DC 20001 Telephone: (202) 778-6400 Facsimile: (202) 778-6460

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)(3)	Amount of Registration Fee
Units(4)
Common stock, par value $0.001 per share(5)
Warrants to purchase common stock
Shares of common stock issuable upon exercise of Warrants
Total	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3)	Includes the price of additional shares of common stock and warrants to purchase shares of common stock that the underwriters have the option to purchase to cover overallotments, if any.

(4)	Each unit includes (i) one share of common stock and (ii) [ ] Warrant.

(5)	Included in the price of the units. No separate registration fee is required pursuant to Rule 457(g) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED DECEMBER 7, 2021

[      ] Units consisting of:

Common Stock

Warrants

[INSERT LOGO]

Oxeia Biopharmaceuticals, Inc.

This is the initial public offering of units of Oxeia Biopharmaceuticals, Inc. No public market currently exists for our stock. We anticipate that the initial public offering price will be between $                  and $               per share.

Each Unit consists of (a) one share of our common stock and (b) warrant to purchase one share of our common stock at an exercise price equal to $_______ per share, exercisable until the fifth anniversary of the issuance date (the “Warrants”). The shares of our common stock and the Warrants are immediately separable and will be issued separately, but will be purchased together in this offering.

We intend to apply to list our shares on The Nasdaq Capital Market under the symbol “[OXEA].” Although we expect our common stock to be listed on the NASDAQ Capital Market, there can be no assurance that an active trading market will develop. If we do not meet all of Nasdaq’s initial listing criteria, we will not complete this offering. We do not intend to apply for the listing of the Warrants on any national securities exchange or other trading market and we do not expect a market to develop.

Investing in our common stock involves risks. See “Risk Factors” beginning on page [8].

	Per Unit	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)[1]	$	$

(1)	The underwriters will receive compensation in addition to the underwriting discounts and commissions. We refer you to “Underwriting” beginning on page [83] of this prospectus for additional information regarding underwriting compensation.
(2)	The public offering corresponds to a public offering price per share of Common Stock of $[__.__], and a public offering price per Warrant of $0.01.

We have granted the underwriter an option, exercisable one or more times in whole or in part, to purchase up to [________] additional shares of Common Stock and/or Warrants to purchase up to an aggregate of [________] shares of Common Stock, in any combinations thereof, from us at the public offering price per security, less the underwriting discounts and commissions, for 45 days after the date of this prospectus supplement to cover over-allotments, if any.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the securities on or about                         , 2021.

Sole Book-Running Manager

DAWSON JAMES SECURITIES, INC.

The date of this prospectus is                       , 2021

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities.

All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

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PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Oxeia,” or “the Company” refer to Oxeia Biopharmaceuticals, Inc.

Overview

We are a clinical-stage biotech company developing new, innovative therapies for conditions that are defined by deficits in neurocognition from injury, degeneration and aging. Our first two indications are for (i) mild traumatic brain injury (mTBI), known as concussion, and (ii) the cognitive decline, lethargy and “brain-fog” associated with Covid-19 infection, known as Covid Longhauler syndrome (“Long Covid”). On May 1, 2017, we entered into a license agreement with Biopharma and KineMed, pursuant to which we licensed a ghrelin molecule OXE103 that was previously developed by Daiichi Sankyo for non-neurologic indications. The license provides access to an open FDA IND containing full preclinical safety data as well as safety data from human Phase 1 studies and multi-dose human Phase 2 studies. In addition, the license includes access to GMP manufactured clinical supply that can be use in Oxeia’s Phase 2 clinical development programs.

OXE103is a synthetically produced naturally occurring peptide hormone called ghrelin. Ghrelin crosses the blood-brain barrier, binds to receptors in the brain, and activates a number of metabolic pathways that control brain energy homeostasis and are neuroprotective. In addition to energy homeostasis ghrelin acts in the brain to improve connectivity by enhancing signal potentiation along nerves and increasing cell to cell connectivity. In Phase 1 studies, OXE103 has been demonstrated to be well tolerated with no serious adverse events. In 2018 we conducted a pre-IND (Investigational New Drug) meeting with the U.S. FDA on our clinical approach in concussion including appropriate endpoints and trial design. We are currently conducting a Phase 2 study under an FDA approved IND at the University of Kansas Medical Center in two concussion populations. The first population are people who have sustained a head injury and are admitted to the trauma unit. These patients will be administered OXE103 within 24 hours of injury. The second population are patients with a head injury who do not seek medical help immediately after injury but are seen at post-concussion clinics. These patients will be treated within 28 days of their injury.

Concussions can result in a serious, long-lasting impact on daily life. Concussion symptoms include chronic headaches, depression, irritability, problems with thinking and memory, vision and balance issues and sleep disorders. Research over the last two decades has increasingly linked concussions to neurodegenerative conditions including dementia, Alzheimer’s disease and chronic traumatic encephalopathy (CTE). No longer considered as a passing consequence treated with rest and rehabilitation, we believe that the lack of effective therapeutic solutions is a critical unmet medical need for patients suffering from the effects of concussive injury.

Long Covid is an emerging, yet serious complication seen in non-hospitalized patients who develop persistent symptoms after infection with Covid-19. Symptoms seen with Long Covid syndrome include cognitive fog, lethargy, headache, numbness and tingling, loss of smell, and loss of taste. A published study in July of 2021 estimated observed that 25% (20) of Covid positive patients were affected prolonged cognitive and psychological symptoms. The mechanism by which the virus infection causes these symptoms is still be elucidated but has been reported to involve decreased oxygen availability, increased glutamate, excitotoxicity and inflammation. These mechanisms are very similar to those seen with concussion and other neurodegenerative conditions.

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Product Development

We believe we are in a unique position to move forward with Phase II studies in multiple neurodegenerative indications due to an open IND at the FDA available to Oxeia through our license with Gastheos. This open IND contains extensive preclinical toxicology studies via intravenous and subcutaneous routes of administration. Safety and PK data from these animals studies was used by Daiichi Sankyo to conduct 4 Phase 1 studies, 4 Phase II studies and 1 Phase III study. These studies demonstrated that ghrelin was well tolerated and safe to administer to humans via intravenous and subcutaneous routes of administration. The safety database resulting from these studies is just over 300 patients treated with active drug. Daiichi did not conduct studies in any neurologic indications. The clinical studies referenced above were in the conditions of eating disorders, chronic heart failure and cachexia.

In addition to the open IND we also have access to an open Drug Master File (DMF) at the FDA. The DMF contains all information related to the GMP manufacture of ghrelin for administration to humans. We have access to 10,000 vials of ghrelin for use in clinical studies. In 2019 Oxeia assumed control of the stability testing and transferred the stability testing from Daiichi to a US laboratory.

As of October 2021 we have conducted a pre-IND meeting with the FDA for regulatory feedback on our concussion program. FDA feedback was implemented in the design of the Phase 2a concussion trial currently being conducted at the University of Kansas Medical Center.

Intellectual Property

We have developed a patent strategy to support commercialization of OXE103 for concussion, Long Covid and other potential neurological indications. OXE103 presently incorporates human ghrelin and as such its structure occurs naturally. Intellectual property protection for our pharmaceutical development programs primarily relies upon patenting medical uses, formulations, manufacturing processes and delivery methods. We are the exclusive license holder to worldwide rights to U.S. Patent No. 9,119,832 from the Regents of the University of California (UC). The patent provides protection for the use of ghrelin as a concussion treatment in the United States. Corresponding foreign applications have been filed in major pharmaceutical markets including Australia, Brazil, Canada, Europe, Israel, Eurasia, Japan, South Korea, Mexico and New Zealand. The patent was issued on September 1, 2015 and expires in approximately 2034. We have a pending patent application for Long Covid and expect to file additional patent applications as we progress our clinical development program.

Commercial Opportunity and Market Protection

We are currently developing OXE103 for indication in two potential populations:

●	Patients diagnosed with concussion
●	Patients diagnosed with Long Covid.

In both indications we are currently pursuing OXE103 as a mono-therapy to reduce the clinical signs and symptoms of each disease and severity thereof. We have begun Phase 2 studies in concussion populations already and are currently finalizing protocol development to enable discussions with the U.S. FDA on initiating the phase 2 study in Long Covid. There are currently no FDA approved drug therapies for the treatment of concussion or neurological sequalae from Covid-19 viral infection.

OXE103-101 Clinical Study

Concussion Trials

We are presently entering Phase 2 human trials for to study OXE103 for the treatment of concussion. These studies are important in advancing treatment as we believe that OXE103 may directly address the underlying pathology of concussion. To date, there are few other clinical studies sponsored by the pharmaceutical industry aimed at treating these patients.

Long Covid Trials

Planning and design of our trials for Long Covid are currently underway. We have initiated a feasibility study with a nationally recognized clinical research organization (CRO) to identify sites that are active in treating Long Covid patients with neurologic symptoms. In parallel we have engaged a highly published academic physician as an advisor who has experience with Long Covid patients and who has published several papers on cognitive fog and fatigue. We expect the endpoints for neurologic Long Covid to be very similar to our endpoints in concussion with a focus on cognitive testing, neurologic symptom assessment and quality of life assessments. We expect that availability of patients will continue as the Delta variant continues to cause a significant number of new infections. Patients with Long Covid continue with symptoms long after their initial infection.

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Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

●	We are a clinical stage company and may never earn a profit.

●	We will need to raise substantial additional capital to develop and commercialize OXE103, and our failure to obtain funding when needed may force us to delay, reduce or eliminate our product development programs or collaboration efforts. If we do not obtain adequate and timely funding, we may not be able to continue as a going concern.

●	Our product candidate’s commercial viability remains subject to current and future preclinical studies, clinical trials, regulatory approvals, and the risks generally inherent in the development of a pharmaceutical product candidate.

●	Our product candidate may exhibit undesirable side effects when used alone or in combination with other approved pharmaceutical products or investigational new drugs, which may delay or preclude further development or regulatory approval or limit their use if approved.

●	If the results of preclinical studies or clinical trials for our product candidate are unfavorable or delayed, we could be delayed or precluded from the further development or commercialization of our product candidate, which could materially harm our business.

●	If third party vendors upon whom we intend to rely on to conduct our preclinical studies or clinical trials do not perform or fail to comply with strict regulations, these studies or trials of our product candidate may be delayed, terminated, or fail, or we could incur significant additional expenses, which could materially harm our business.

●	We have limited capacity for recruiting and managing clinical trials, which could impair our timing to initiate or complete clinical trials of our product candidate and materially harm our business.

●	We, and our collaborators, if any, must comply with extensive government regulations in order to advance our product candidates through the development process and ultimately obtain and maintain marketing approval for our products in the U.S. and abroad.

●	Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

●	Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue.

●	The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

●	We may be required to suspend or discontinue clinical trials due to unexpected side effects or other safety risks that could preclude approval of our product candidates.

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●	If we fail to comply with healthcare regulations, we could face substantial enforcement actions, including civil and criminal penalties and our business, operations and financial condition could be adversely affected.

●	If we are unable to satisfy regulatory requirements, we may not be able to commercialize our product candidate.

●	If our product candidate is unable to compete effectively with marketed drugs targeting similar indications as our product candidates, our commercial opportunity will be reduced or eliminated.

●	We may expend our limited resources to pursue one or more product candidates or indications within our product development strategy, which has and may continue to change over time, and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

●	If the manufacturers upon whom we rely fail to produce our product candidates, in the volumes that we require on a timely basis, or fail to comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the development and commercialization of our product candidates.

●	Our product candidate, if approved for sale, may not gain acceptance among physicians, patients, and the medical community, thereby limiting our potential to generate revenues.

●	Guidelines and recommendations published by various organizations can impact the use of our products.

●	If a product liability claim is successfully brought against us for uninsured liabilities, or such claim exceeds our insurance coverage, we could be forced to pay substantial damage awards that could materially harm our business.

●	We may delay or terminate the development of our product candidate at any time if we believe the perceived market or commercial opportunity does not justify further investment, which could materially harm our business.

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Corporate Information

We were incorporated as a Delaware corporation on March 19, 2014. Our principal executive offices are located at 361 Newbury Street, Suite 500, Boston, MA 02115 and our telephone number is (617) 991-9150. Our website address is www.oxeiabiopharma.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common shares.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenues during our last fiscal year, we qualify as an emerging growth company as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) enacted in 2012. As an emerging growth company, we expect to take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”);

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we intend to take advantage of an extended transition period for complying with new or revised accounting standards as permitted by The JOBS Act.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (ii) scaled executive compensation disclosures; and (iii) the requirement to provide only two years of audited financial statements, instead of three years.

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THE OFFERING

Securities offered by us

Each Unit consists of (a) one share of our common stock and (b) [  ] warrant (the “Warrants”) to purchase one share of our common stock at an exercise price equal to $_______ per share, exercisable until the fifth anniversary of the issuance date. The shares of our common stock and the Warrants are immediately separable and will be issued separately, but will be purchased together in this offering.

Common stock to be outstanding immediately after this offering	shares

Over-allotment option

We have granted the underwriter an option, exercisable one or more times in whole or in part, to purchase up to [________] additional shares of Common Stock and/or Warrants to purchase up to an aggregate of [________] shares of Common Stock, in any combinations thereof, from us at the public offering price per security, less the underwriting discounts and commissions, for 45 days after the date of this prospectus supplement to cover over-allotments, if any. after the date of this prospectus to cover over-allotments, if any. See “Underwriting” for additional information.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ , or approximately $ if the underwriter exercises its over-allotment option in full, at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for [ ]and for working capital and other general corporate purposes. We may also use a portion of the net proceeds to in-license, acquire or invest in complementary businesses or products, however, we have no current commitments or obligations to do so. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Underwriters’ warrants	Upon the closing of this offering, we will issue to Dawson James, as representative of the underwriters, warrants entitling the representative to purchase 5% of the aggregate number of shares of common stock issued in this offering. The warrants shall be exercisable at an exercise price of 125% of the public offering price per unit for a period of five years from the commencement of sales in this offering. For additional information, please refer to the “Underwriting” section on page [83]

Risk factors	See “Risk Factors” on page [8] and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq Capital Market symbol	[“OXEA”]

The number of shares of our common stock to be outstanding after this offering is based on 8,420,000 shares of our common stock outstanding as of December 6, 2021, and excludes as of that date:

●	17,857,140 shares of common stock issuable upon conversion of our Series Seed Preferred Stock;

●	8,337,000 shares of common stock issuable upon exercise of our outstanding options;

●	[ ] shares of common stock issuable upon conversion of our convertible notes;

●	500,000 shares of common stock issuable upon exercise of our outstanding warrants;

●	[ ] shares of common stock reserved for future issuance under our [ Equity Incentive Plan].

●	[ ] shares of common stock issuable upon exercise of warrants to be issued to the underwriters upon the closing of this offering.

Except as otherwise indicated herein, all information in this prospectus assumes:

●	the conversion of all of outstanding Series Seed Preferred Stock into an aggregate of 17,857,140 shares of our common stock upon the closing of this offering; and

●	the conversion of all of outstanding convertible notes into an aggregate of [ ] shares of our common stock upon the closing of this offering; and

●	no exercise by the underwriter of their option to purchase an additional shares of common stock to cover over-allotments, if any.

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Summary Financial Data

The following tables set forth our summary financial data as of the dates and for the periods indicated. We have derived the summary statement of operations data for the years ended December 31, 2020 and 2019 from our audited financial statements included elsewhere in this prospectus. The following summary financial data should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes and other information included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future and the results for the year ended December 31, 2020 are not necessarily indicative of the results that may be expected for the full fiscal year.

Statement of Operations Data:

(in thousands, except share and per share data)

	Years Ended December 31,
	2020	2019
Revenues	$-	$-

Operating costs and expenses
Research and development	535	144
General and administrative	954	969

Total operating expenses	1,489	1,113

Net loss	$(1,735)	$(1,312)

Net loss per common share—basic and diluted[1]	$(0.21)	$(0.16)
Weighted average common shares outstanding—basic and diluted[1]	8,407,885	8,195,548
Pro forma weighted average common shares outstanding – basic and diluted

Unaudited pro forma net loss per share:
Pro forma net loss(1)
Pro forma net loss per share, basic and diluted
Shares used to calculate pro forma net loss per common share, basic and diluted(1)

Balance Sheet Data:

(in thousands)

December 31, 2020
	Actual	Pro forma(2)	Pro Forma As Adjusted(3)(4)(5)
Cash	$		$
Working capital deficit
Total assets
Total liabilities
Accumulated deficit
Total stockholders’ deficit

(1)	The pro forma net loss and the share amounts used to calculate pro forma net loss per share give effect to the conversion of the $ principal amount and interest as of December 31, 2020 of the convertible notes into units consisting in part of shares of common stock. Any additional pro forma adjustments described in footnote (2) below are not reflected in the unaudited pro forma net loss as these amounts are not expected to have a continuing effect on the operating results of the company.
(2)	Pro forma balance sheet data (i) the conversion of the $ principal amount and interest as of December 31, 2020 of the convertible notes into units consisting in part of shares of common stock (ii) the issuance of 17,857,140 shares of common stock upon conversion of our outstanding Series Seed convertible preferred stock upon consummation of this offering.
(3)	The pro forma, as adjusted balance sheet data reflects the items described in footnote (2) above and gives effect to our receipt of estimated net proceeds $ million from the sale of units that we are offering at an assumed initial public offering price of $ per unit, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, excluding the proceeds, if any, from the exercise of warrants issued in this offering.
(4)	The pro forma as adjusted data is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
(5)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, working capital, total assets and total stockholders’ equity (deficit) by approximately $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 million shares in the number of shares offered by us at the assumed initial public offering price per share, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, working capital, total assets and total stockholders’ equity (deficit) by approximately $ .

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RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should give careful consideration to the following risk factors, in addition to the other information included in this prospectus, including our financial statements and related notes, before deciding whether to invest in shares of our common stock. The occurrence of any of the adverse developments described in the following risk factors could materially and adversely harm our business, financial condition, results of operations or prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We are a clinical stage company and may never earn a profit.

We are a clinical stage company and have incurred losses since our formation. As of December 31, 2020, we have an accumulated total deficit of approximately $7.8 million. For the years ended December 31, 2020 and 2019, we had net losses of approximately $1.7 million and $1.3 million, respectively. To date, we have experienced negative cash flow from development of our product candidate, OXE103. We have not generated any revenue from operations, and we expect to incur substantial net losses for the foreseeable future as we seek to further develop and commercialize OXE103. We cannot predict the extent of these future net losses, or when we may attain profitability, if ever. If we are unable to generate significant revenue from OXE103 or attain profitability, we will not be able to sustain operations.

Because of the numerous risks and uncertainties associated with developing and commercializing OXE103, we are unable to predict the extent of any future losses or when we will attain profitability, if ever. We may never become profitable and you may never receive a return on an investment in our common stock. An investor in our common stock must carefully consider the substantial challenges, risks and uncertainties inherent in the attempted development and commercialization of OXE103. We may never successfully commercialize OXE103, and our business may not be successful.

We will need to raise substantial additional capital to develop and commercialize OXE103, and our failure to obtain funding when needed may force us to delay, reduce or eliminate our product development programs or collaboration efforts. If we do not obtain adequate and timely funding, we may not be able to continue as a going concern.

As of December 31, 2020, our cash and cash equivalents were approximately $375,000, and our working capital deficit was approximately $6.8 million. Due to our recurring losses from operations and the expectation that we will continue to incur losses in the future, we will be required to raise additional capital to complete the development and commercialization of our product candidates. We have historically relied upon private sales of our equity as well as debt financings to fund our operations. In order to raise additional capital, we may seek to sell additional equity and/or debt securities, obtain a credit facility or other loan or enter into collaborations, licenses or other similar arrangements, which we may not be able to do on favorable terms, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue the development and/or commercialization of our product candidate, restrict our operations or obtain funds by entering into agreements on unfavorable terms. Failure to obtain additional capital at acceptable terms would result in a material and adverse impact on our operations. As a result, there is substantial doubt about our ability to operate as a going concern.

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Our financial statements have been prepared on a going concern basis and do not include any adjustments that may result from the outcome of this uncertainty. If we fail to raise additional working capital, or do so on commercially unfavorable terms, it would materially and adversely affect our business, prospects, financial condition and results of operations, and we may be unable to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms, if at all. If we are unable to continue as a going concern, we might have to liquidate our assets and the value we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements, and our shareholders may lose their entire investment in our ordinary shares.

Our product candidate’s commercial viability remains subject to current and future preclinical studies, clinical trials, regulatory approvals, and the risks generally inherent in the development of a pharmaceutical product candidate. If we are unable to successfully advance or develop our product candidate, our business will be materially harmed.

In the near-term, failure to successfully advance the development of our product candidate may have a material adverse effect on us. To date, we have not successfully developed or commercially marketed, distributed, or sold any product candidate. The success of our business depends primarily upon our ability to successfully advance the development of our current and future product candidates through preclinical studies and clinical trials, have the product candidates approved for sale by the FDA or regulatory authorities in other countries, and ultimately have the product candidates successfully commercialized by us or a commercial partner. We cannot assure you that the results of our ongoing preclinical studies or clinical trials will support or justify the continued development of our product candidate, or that we will receive approval from the FDA, or similar regulatory authorities in other countries, to advance the development of our product candidates.

Our product candidates must satisfy rigorous regulatory standards of safety and efficacy before we can advance or complete their clinical development, or they can be approved for sale. To satisfy these standards, we must engage in expensive and lengthy preclinical studies and clinical trials, develop acceptable manufacturing processes, and obtain regulatory approval. Despite these efforts, our product candidates may not:

●	offer therapeutic or other medical benefits over existing drugs or other product candidates in development to treat the same patient population;

●	be proven to be safe and effective in current and future preclinical studies or clinical trials;

●	have the desired effects;

●	be free from undesirable or unexpected effects;

●	meet applicable regulatory standards;

●	be capable of being formulated and manufactured in commercially suitable quantities and at an acceptable cost; or

●	be successfully commercialized by us or by collaborators.

We cannot assure you that the results of late-stage clinical trials will be favorable enough to support the continued development of our product candidates. A number of companies in the pharmaceutical and biopharmaceutical industries have experienced significant delays, setbacks and failures in all stages of development, including late-stage clinical trials, even after achieving promising results in preclinical testing or early-stage clinical trials. Accordingly, results from completed preclinical studies and early-stage clinical trials of our product candidates may not be predictive of the results we may obtain in later-stage trials. Furthermore, even if the data collected from preclinical studies and clinical trials involving our product candidates demonstrate a favorable safety and efficacy profile, such results may not be sufficient to support the submission of an NDA to obtain regulatory approval from the FDA in the U.S., or other similar regulatory agencies in other jurisdictions, which is required to market and sell the product.

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Our product candidate will require significant additional research and development efforts, the commitment of substantial financial resources, and regulatory approvals prior to advancing into further clinical development or being commercialized by us or collaborators. We cannot assure you that our product candidates will successfully progress through the drug development process or will result in commercially viable products. We do not expect our product candidate to be commercialized by us or collaborators for at least several years.

Our product candidate may exhibit undesirable side effects when used alone or in combination with other approved pharmaceutical products or investigational new drugs, which may delay or preclude further development or regulatory approval or limit their use if approved.

Throughout the drug development process, we must continually demonstrate the safety and tolerability of our product candidate to obtain regulatory approval to further advance clinical development or to market them. Even if our product candidate demonstrates clinical efficacy, any unacceptable adverse side effects or toxicities, when administered alone or in the presence of other pharmaceutical products, which can arise at any stage of development, may outweigh potential benefits. In preclinical studies and clinical trials we have conducted to date, our product candidate’s tolerability profile is based on studies and trials that have involved a small number of subjects or patients over a limited period of time. We may observe adverse or significant adverse events or drug-drug interactions in future preclinical studies or clinical trial candidates, which could result in the delay or termination of development, prevent regulatory approval, or limit market acceptance if ultimately approved.

Raising additional capital may cause dilution to our existing stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our product candidates on unfavorable terms to us.

We may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that we raise additional capital through the sale of equity or convertible debt or equity securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect our business. If we raise additional funds through up-front payments or milestone payments pursuant to strategic collaborations with third parties, we may have to relinquish valuable rights to our product candidates or grant licenses on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

If the results of preclinical studies or clinical trials for our product candidate are unfavorable or delayed, we could be delayed or precluded from the further development or commercialization of our product candidate, which could materially harm our business.

In order to further advance the development of, and ultimately receive regulatory approval to sell, our product candidate, we must conduct extensive preclinical studies and clinical trials to demonstrate their safety and efficacy to the satisfaction of the FDA or similar regulatory authorities in other countries, as the case may be. Preclinical studies and clinical trials are expensive, complex, can take many years to complete, and have highly uncertain outcomes. Delays, setbacks, or failures can occur at any time, or in any phase of preclinical or clinical testing, and can result from concerns about safety or toxicity, a lack of demonstrated efficacy or superior efficacy over other similar products that have been approved for sale or are in more advanced stages of development, poor study or trial design, and issues related to the formulation or manufacturing process of the materials used to conduct the trials. The results of prior preclinical studies or clinical trials are not necessarily predictive of the results we may observe in later stage clinical trials. In many cases, product candidates in clinical development may fail to show desired safety and efficacy characteristics despite having favorably demonstrated such characteristics in preclinical studies or earlier stage clinical trials.

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In addition, we may experience numerous unforeseen events during, or as a result of, preclinical studies and the clinical trial process, which could delay or impede our ability to advance the development of, receive regulatory approval for, or commercialize our product candidate, including, but not limited to:

●	communications with the FDA, or similar regulatory authorities in different countries, regarding the scope or design of a trial or trials;

●	regulatory authorities, including an Institutional Review Board (“IRB”) or Ethical Committee (“EC”), not authorizing us to commence or conduct a clinical trial at a prospective trial site;

●	enrollment in our clinical trials being delayed, or proceeding at a slower pace than we expected, because we have difficulty recruiting patients or participants dropping out of our clinical trials at a higher rate than we anticipated;

●	our third-party contractors, upon whom we rely for conducting preclinical studies, clinical trials and manufacturing of our trial materials, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner;

●	having to suspend or ultimately terminate our clinical trials if participants are being exposed to unacceptable health or safety risks;

●	IRBs, ECs, or regulators requiring that we hold, suspend or terminate our preclinical studies and clinical trials for various reasons, including non-compliance with regulatory requirements; and

●	the supply or quality of drug material necessary to conduct our preclinical studies or clinical trials being insufficient, inadequate, or unavailable.

Even if the data collected from preclinical studies or clinical trials involving our product candidates demonstrate a favorable safety and efficacy profile, such results may not be sufficient to support the submission of an NDA to obtain regulatory approval from the FDA in the U.S., or other similar foreign regulatory authorities in foreign jurisdictions, which is required to market and sell the product.

If third party vendors upon whom we intend to rely on to conduct our preclinical studies or clinical trials do not perform or fail to comply with strict regulations, these studies or trials of our product candidate may be delayed, terminated, or fail, or we could incur significant additional expenses, which could materially harm our business.

We have limited resources dedicated to designing, conducting, and managing preclinical studies and clinical trials. We intend to rely on third parties, including clinical research organizations, consultants, and principal investigators, to assist us in designing, managing, monitoring and conducting our preclinical studies and clinical trials. We intend to rely on these vendors and individuals to perform many facets of the drug development process, including certain preclinical studies, the recruitment of sites and patients for participation in our clinical trials, maintenance of good relations with the clinical sites, and ensuring that these sites are conducting our trials in compliance with the trial protocol, including safety monitoring and applicable regulations. If these third parties fail to perform satisfactorily, or do not adequately fulfill their obligations under the terms of our agreements with them, we may not be able to enter into alternative arrangements without undue delay or additional expenditures, and therefore the preclinical studies and clinical trials of our product candidate may be delayed or prove unsuccessful. Further, the FDA, or other similar foreign regulatory authorities, may inspect some of the clinical sites participating in our clinical trials in the U.S., or our third-party vendors’ sites, to determine if our clinical trials are being conducted according to Good Clinical Practices. If we or the FDA determine that our third-party vendors are not in compliance with, or have not conducted our clinical trials according to, applicable regulations we may be forced to delay, repeat, or terminate such clinical trials.

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We have limited capacity for recruiting and managing clinical trials, which could impair our timing to initiate or complete clinical trials of our product candidate and materially harm our business.

We have limited capacity to recruit and manage the clinical trials necessary to obtain FDA approval or approval by other regulatory authorities. By contrast, larger pharmaceutical and bio-pharmaceutical companies often have substantial staff with extensive experience in conducting clinical trials with multiple product candidates across multiple indications. In addition, they may have greater financial resources to compete for the same clinical investigators and patients that we are attempting to recruit for our clinical trials. If potential competitors are successful in completing drug development for their product candidates and obtain approval from the FDA, they could limit the demand to participate in clinical trials of our product candidates.

As a result, we may be at a competitive disadvantage that could delay the initiation, recruitment, timing, completion of our clinical trials and obtaining regulatory approvals, if at all, for our product candidates.

We, and our collaborators, if any, must comply with extensive government regulations in order to advance our product candidates through the development process and ultimately obtain and maintain marketing approval for our products in the U.S. and abroad.

The product candidate that we are developing or others that we may develop in the future require regulatory approval to advance through clinical development and to ultimately be marketed and sold and are subject to extensive and rigorous domestic and foreign government regulation. In the U.S., the FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale, and distribution of pharmaceutical and biopharmaceutical products. Our product candidates are also subject to similar regulation by foreign governments to the extent we seek to develop or market them in those countries. We must provide the FDA and foreign regulatory authorities, if applicable, with preclinical and clinical data, as well as data supporting an acceptable manufacturing process, that appropriately demonstrate our product candidate’s safety and efficacy before it can be approved for the targeted indications. Our product candidate has not been approved for sale in the U.S. or any foreign market, and we cannot predict whether we will obtain regulatory approval for any product candidates we are developing or plan to develop. The regulatory review and approval process can take many years, is dependent upon the type, complexity, novelty of, and medical need for the product candidate, requires the expenditure of substantial resources, and involves post-marketing surveillance and vigilance and potentially post-marketing studies or Phase 4 clinical trials. In addition, we may encounter delays in, or fail to gain, regulatory approval for our product candidate based upon additional governmental regulation resulting from future legislative, administrative action or changes in FDA’s or other similar foreign regulatory authorities’ policy or interpretation during the period of product development. Delays or failures in obtaining regulatory approval to advance our product candidate through clinical development, and ultimately commercialize them, may:

●	adversely impact our ability to raise sufficient capital to fund the development of our product candidates;

●	adversely affect our ability to further develop or commercialize our product candidates;

●	diminish any competitive advantages that we or our collaborators may have or attain; and

●	adversely affect the receipt of potential milestone payments and royalties from collaborators, if any, from the sale of our products or product revenues in the future.

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Furthermore, any regulatory approvals, if granted, may later be withdrawn. If we or our collaborators fail to comply with applicable regulatory requirements at any time, or if post-approval safety concerns arise, we or our collaborators may be subject to restrictions or a number of actions, including:

●	delays, suspension, or termination of clinical trials related to our products;

●	refusal by regulatory authorities to review pending applications or supplements to approved applications;

●	product recalls or seizures;

●	suspension of manufacturing;

●	withdrawals of previously approved marketing applications; and

●	fines, civil penalties, and criminal prosecutions.

Additionally, at any time we or our collaborators may voluntarily suspend or terminate the preclinical or clinical development of a product candidate, or withdraw any approved product from the market if we believe that it may pose an unacceptable safety risk to patients, or if the product candidate or approved product no longer meets our business objectives. The ability to develop or market a pharmaceutical product outside of the U.S. is contingent upon receiving appropriate authorization from the respective foreign regulatory authorities. Foreign regulatory approval processes typically include many, if not all, of the risks and requirements associated with the FDA regulatory process for drug development and may include additional risks.

Clinical trials involve a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Our product candidate may not prove to be safe and efficacious in clinical trials and may not meet all the applicable regulatory requirements needed to receive regulatory approval. In order to receive regulatory approval for the commercialization of our product candidates, we must conduct, at our own expense, extensive preclinical testing and clinical trials to demonstrate safety and efficacy of our product candidate for the intended indication of use. Clinical testing is expensive, can take many years to complete, if at all, and its outcome is uncertain. Failure can occur at any time during the clinical trial process.

The results of preclinical studies and early clinical trials of new drugs do not necessarily predict the results of later-stage clinical trials. The design of our clinical trials is based on many assumptions about the expected effects of our product candidate, and if those assumptions are incorrect, they may not produce statistically significant results. Preliminary results may not be confirmed on full analysis of the detailed results of a clinical trial. Product candidates in later stages of clinical development may fail to show safety and efficacy sufficient to support intended use claims despite having progressed through earlier clinical testing. The data collected from clinical trials of our product candidate may not be sufficient to support the filing of an NDA or to obtain regulatory approval in the United States or elsewhere. Because of the uncertainties associated with drug development and regulatory approval, we cannot determine if or when we will have an approved product for commercialization or achieve sales or profits.

Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue.

We may experience delays in clinical testing of our product candidate. We do not know whether planned clinical trials will begin on time, will need to be redesigned or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including pandemics, delays in obtaining regulatory approval to commence a clinical trial, in securing clinical trial agreements with prospective sites with acceptable terms, in obtaining IRB approval to conduct a clinical trial at a prospective site, in recruiting patients to participate in a clinical trial or in obtaining sufficient supplies of clinical trial materials, including OXE103. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, the existing body of safety and efficacy data with respect to the study drug, competing clinical trials, new drugs approved for the conditions we are investigating and health epidemics such as the COVID-19 pandemic. Clinical investigators will need to decide whether to offer their patients enrollment in clinical trials of our product candidate versus treating these patients with commercially available drugs that have established safety and efficacy profiles. Any delays in completing our clinical trials will increase our costs, slow down our product development, timeliness and approval process and delay our ability to generate revenue.

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The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that our existing product candidate or any product candidate we may seek to develop in the future will ever obtain regulatory approval may fail to receive regulatory approval.

Our product candidate could fail to receive regulatory approval for many reasons, including the following:

●	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

●	we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

●	the results of clinical trials may not meet the level of statistical significance required for approval by the FDA or comparable foreign regulatory authorities;

●	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

●	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

●	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

●	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, results of operations and prospects.

In addition, even if we were to obtain approval, regulatory authorities may approve our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidate.

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We have not previously submitted an NDA to the FDA, nor similar drug approval filings to comparable foreign authorities, for our product candidate, and we cannot be certain that our product candidate will be successful in clinical trials or receive regulatory approval. Further, our product candidate may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidate, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market our product candidate, our revenues will be dependent on many factors including the size of the markets in the territories for which we gain regulatory approval and have commercial rights. If the markets for patients that we are targeting for our product candidates are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

We plan to seek regulatory approval and to commercialize our product candidate, directly or with collaborators in the United States, the European Union, and other foreign countries which we have not yet identified. While the scope of regulatory approval is similar in other countries, to obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing, and distribution of our product candidates, and we cannot predict success in these jurisdictions.

We may be required to suspend or discontinue clinical trials due to unexpected side effects or other safety risks that could preclude approval of our product candidates.

Our clinical trials may be suspended at any time for a number of reasons. For example, we may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to the clinical trial patients. In addition, the FDA or other regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements or that they present an unacceptable safety risk to the clinical trial patients.

Administering our product candidate to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory authorities denying further development or approval of our product candidate for any or all targeted indications. Ultimately, our product candidates may prove to be unsafe for human use. Moreover, we could be subject to significant liability if any volunteer or patient suffers, or appears to suffer, adverse health effects as a result of participating in our clinical trials.

If we fail to comply with healthcare regulations, we could face substantial enforcement actions, including civil and criminal penalties and our business, operations and financial condition could be adversely affected.

As a developer of pharmaceuticals, certain federal and state healthcare laws and regulations pertaining to fraud and abuse, false claims and patients’ privacy rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse laws and patient privacy laws of both the federal government and the states in which we conduct our business. The laws include:

●	the federal healthcare program anti-kickback law, which prohibits, among other things, persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

●	federal false claims laws which prohibit, among other things, individuals, or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, and which may apply to entities like us which provide coding and billing information to customers;

●	the federal Health Insurance Portability and Accountability Act of 1996, which prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

●	the Federal Food, Drug, and Cosmetic Act, which among other things, strictly regulates drug manufacturing and product marketing, prohibits manufacturers from marketing drug products for off-label use and regulates the distribution of drug samples; and

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by federal laws, thus complicating compliance efforts.

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If our operations are found to be in violation of any of the laws described above or any governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

If we are unable to satisfy regulatory requirements, we may not be able to commercialize our product candidate.

We need FDA approval prior to marketing our product candidate in the United States. If we fail to obtain FDA approval to market our product candidates, we will be unable to sell our product candidates in the United States and we will not generate any revenue.

The FDA’s review and approval process, including among other things, evaluation of preclinical studies and clinical trials of a product candidate as well as the manufacturing process and facility, is lengthy, expensive, and uncertain. To receive approval, we must, among other things, demonstrate with substantial evidence from well-designed and well-controlled pre-clinical testing and clinical trials that the product candidates are both safe and effective for each indication for which approval is sought. Satisfaction of these requirements typically takes several years, and the time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the pharmaceutical product. We cannot predict if or when we will submit an NDA for approval for our product candidate currently under development. Any approvals we may obtain may not cover all of the clinical indications for which we are seeking approval or may contain significant limitations on the conditions of use.

The FDA has substantial discretion in the NDA review process and may either refuse to file our NDA for substantive review or may decide that our data is insufficient to support approval of our product candidates for the claimed intended uses. Following any regulatory approval of our product candidates, we will be subject to continuing regulatory obligations such as safety reporting, required and additional post marketing obligations, and regulatory oversight of promotion and marketing. Even if we receive regulatory approvals, the FDA may subsequently seek to withdraw approval of our NDA if we determine that new data or a reevaluation of existing data show the product is unsafe for use under the conditions of use upon the basis of which the NDA was approved, or based on new evidence of adverse effects or adverse clinical experience, or upon other new information. If the FDA does not file or approve our NDA or withdraws approval of our NDA, the FDA may require that we conduct additional clinical trials, preclinical or manufacturing studies and submit that data before it will reconsider our application. Depending on the extent of these or any other requested studies, approval of any applications that we submit may be delayed by several years, may require us to expend more resources than we have available, or may never be obtained at all.

We will also be subject to a wide variety of foreign regulations governing the development, manufacture, and marketing of our products to the extent we seek regulatory approval to develop and market our product candidates in a foreign jurisdiction. As of the date hereof we have not identified any foreign jurisdictions which we intend to seek approval from. Whether or not FDA approval has been obtained, approval of a product candidate by the comparable regulatory authorities of foreign countries must still be obtained prior to marketing the product candidate in those countries. The approval process varies, and the time needed to secure approval in any region such as the European Union or in a country with an independent review procedure may be longer or shorter than that required for FDA approval. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that an approval in one country or region will result in approval elsewhere.

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If our product candidate is unable to compete effectively with marketed drugs targeting similar indications as our product candidates, our commercial opportunity will be reduced or eliminated.

We face competition generally from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Small or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. In addition, we are aware of a number of companies in Phase 1 and Phase 2 clinical trials for the treatment of concussions more details of which can be found in the section titled, “Competition.” Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize any products that are safer, more effective, have fewer side effects or are less expensive than our product candidate. These potential competitors compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, and patient enrollment for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

If potential competitors are successful in completing drug development for their product candidates and obtain approval from the FDA, they could limit the demand for OXE103.

We expect that our ability to compete effectively will depend upon our ability to:

●	successfully identify and develop key points of product differentiation from currently available therapies;

●	successfully and timely complete clinical trials and submit for and obtain all requisite regulatory approvals in a cost-effective manner;

●	maintain a proprietary position for our products and manufacturing processes and other related product technology;

●	attract and retain key personnel;

●	develop relationships with physicians prescribing these products; and

●	build an adequate sales and marketing infrastructure for our products, if approved.

Because we will be competing against significantly larger companies with established track records, we will have to demonstrate that, based on experience, clinical data, side-effect profiles and other factors, our products, if approved, are competitive with other products. If we are unable to compete effectively and differentiate our products from other marketed drugs, we may never generate meaningful revenue.

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We may expend our limited resources to pursue one or more product candidates or indications within our product development strategy, which has and may continue to change over time, and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we intend to focus on developing product candidates for specific indications that we identify as most likely to succeed, in terms of their potential both to gain regulatory approval and to achieve commercialization. As a result, we may forego or delay pursuit of opportunities with other product candidates or in other indications with greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable product candidates. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing, or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to the product candidate.

If the manufacturers upon whom we rely fail to produce our product candidates, in the volumes that we require on a timely basis, or fail to comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the development and commercialization of our product candidates.

We do not currently possess internal manufacturing capacity. We plan to utilize the services of GMP, FDA inspected contract manufacturers to manufacture our clinical supplies. Any curtailment in the availability of gemcitabine, however, could result in production or other delays with consequent adverse effects on us. In addition, because regulatory authorities must generally approve raw material sources for pharmaceutical products, changes in raw material suppliers may result in production delays or higher raw material costs.

We may be required to agree to minimum volume requirements, exclusivity arrangements or other restrictions with the contract manufacturers. We may not be able to enter into long-term agreements on commercially reasonable terms, or at all. If we change or add manufacturers, the FDA and comparable foreign regulators may require approval of the changes. Approval of these changes could require new testing by the manufacturer and compliance inspections to ensure the manufacturer is conforming to all applicable laws and regulations and GMP.

The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products may encounter difficulties in production, particularly in scaling up production. These problems include difficulties with production costs and yields, quality control, including stability of the product and quality assurance testing, shortages of qualified personnel, as well as compliance with federal, state, and foreign regulations. In addition, any delay or interruption in the supply of clinical trial supplies could delay the completion of our clinical trials, increase the costs associated with conducting our clinical trials and, depending upon the period of delay, require us to commence new clinical trials at significant additional expense or to terminate a clinical trial.

We will be responsible for ensuring that our future contract manufacturers comply with the GMP requirements of the FDA and other regulatory authorities from which we seek to obtain product approval. These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation. The approval process for NDAs includes an inspection of the manufacturer’s compliance with GMP requirements. We will be responsible for regularly assessing a contract manufacturer’s compliance with GMP requirements through record reviews and periodic audits and for ensuring that the contract manufacturer takes responsibility and corrective action for any identified deviations. Manufacturers of our product candidates may be unable to comply with these GMP requirements and with other FDA and foreign regulatory requirements, if any.

While we will oversee compliance of our contract manufacturers, ultimately, we will not have control over our manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of our product candidates is compromised due to a manufacturers’ failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our product candidates, and we may be held liable for any injuries sustained as a result. Any of these factors could cause a delay of clinical trials, regulatory submissions, approvals, or commercialization of OXE103 or other product candidates, entail higher costs or result in us being unable to effectively commercialize our product candidates. Furthermore, if our manufacturers fail to deliver the required commercial quantities on a timely basis and at commercially reasonable prices, we may be unable to meet demand for any approved products and would lose potential revenues.

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We may not be able to manufacture our product candidates in commercial quantities, which would prevent us from commercializing our product candidates.

To date, our product candidate has been manufactured in small quantities for preclinical studies and clinical trials. If our product candidates are approved by the FDA or comparable regulatory authorities in other countries for commercial sale, we will need to manufacture such product candidates in larger quantities. We may not be able to successfully increase the manufacturing capacity for our product candidate in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If we are unable to successfully increase the manufacturing capacity for a product candidate, the clinical trials as well as the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in supply. Our product candidate requires precise, high quality manufacturing. Our failure to achieve and maintain these high-quality manufacturing standards in collaboration with our third-party manufacturers, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could harm our business, financial condition and results of operations.

Our product candidate, if approved for sale, may not gain acceptance among physicians, patients, and the medical community, thereby limiting our potential to generate revenues.

If our product candidate is approved for commercial sale by the FDA or other regulatory authorities, the degree of market acceptance of any approved product by physicians, healthcare professionals and third-party payors and our profitability and growth will depend on a number of factors, including:

●	demonstration of safety and efficacy;

●	changes in the practice guidelines and the standard of care for the targeted indication;

●	relative convenience and ease of administration;

●	the prevalence and severity of any adverse side effects;

●	budget impact of adoption of our product on relevant drug formularies and the availability, cost, and potential advantages of alternative treatments, including less expensive generic drugs;

●	pricing, reimbursement, and cost effectiveness, which may be subject to regulatory control;

●	effectiveness of our or any of our or our partners’ sales and marketing strategies;

●	the product labeling or product insert required by the FDA or regulatory authority in other countries; and

●	the availability of adequate third-party insurance coverage or reimbursement.

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If any product candidate that we develop does not provide a treatment regimen that is as beneficial as, or is perceived as being as beneficial as, the current standard of care or otherwise does not provide patient benefit, that product candidate, if approved for commercial sale by the FDA or other regulatory authorities, likely will not achieve market acceptance. Our ability to effectively promote and sell any approved products will also depend on pricing and cost-effectiveness, including our ability to produce a product at a competitive price and our ability to obtain sufficient third-party coverage or reimbursement. If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, patients and third-party payors, our ability to generate revenues from that product would be substantially reduced. In addition, our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources, may be constrained by FDA rules and policies on product promotion, and may never be successful.

Guidelines and recommendations published by various organizations can impact the use of our products.

Government agencies promulgate regulations and guidelines directly applicable to us and to our product. In addition, professional societies, practice management groups, private health and science foundations and organizations involved in various diseases from time to time may also publish guidelines or recommendations to the healthcare and patient communities. Recommendations of government agencies or these other groups or organizations may relate to such matters as usage, dosage, route of administration and use of concomitant therapies. Recommendations or guidelines suggesting the reduced use of our products or the use of competitive or alternative products that are followed by patients and healthcare providers could result in decreased use of our proposed products.

If third-party contract manufacturers upon whom we rely to formulate and manufacture our product candidates do not perform, fail to manufacture according to our specifications or fail to comply with strict regulations, our preclinical studies or clinical trials could be adversely affected and the development of our product candidate could be delayed or terminated or we could incur significant additional expenses.

We do not own or operate any manufacturing facilities. We intend to rely on GMP, FDA inspected third-party contractors, at least for the foreseeable future, to formulate and manufacture these preclinical and clinical materials. Our reliance on third-party contract manufacturers exposes us to a number of risks, any of which could delay or prevent the completion of our preclinical studies or clinical trials, or the regulatory approval or commercialization of our product candidate, result in higher costs, or deprive us of potential product revenues. Some of these risks include:

●	our third-party contractors failing to develop an acceptable formulation to support later-stage clinical trials for, or the commercialization of, our product candidates;

●	our contract manufacturers failing to manufacture our product candidates according to their own standards, our specifications or Current Good Manufacturing Practice (“cGMP”), or otherwise manufacturing material that we or the FDA may deem to be unsuitable in our clinical trials;

●	our contract manufacturers being unable to increase the scale of, increase the capacity for, or reformulate the form of our product candidate. We may experience a shortage in supply, or the cost to manufacture our products may increase to the point where it adversely affects the cost of our product candidates. We cannot assure you that our contract manufacturers will be able to manufacture our product candidates at a suitable scale, or we will be able to find alternative manufacturers acceptable to us that can do so;

●	our contract manufacturers placing a priority on the manufacture of their own products, or other customers’ products;

●	our contract manufacturers failing to perform as agreed or not remaining in the contract manufacturing business; and

●	our contract manufacturers’ plants being closed as a result of regulatory sanctions or a natural disaster.

In the event that we need to change our third-party contract manufacturers, our preclinical studies, clinical trials or the commercialization of our product candidate could be delayed, adversely affected or terminated, or such a change may result in significantly higher costs.

Due to regulatory restrictions inherent in an IND or NDA, or for economic reasons, various steps in the manufacture of our product candidate may need to be sole-sourced. In accordance with cGMP regulations, changing manufacturers may require the re-validation of manufacturing processes and procedures, and may require further preclinical studies or clinical trials to show comparability between the materials produced by different manufacturers. Changing our current or future contract manufacturers may be difficult for us and could be costly, which could result in our inability to manufacture our product candidate for an extended period of time and therefore a delay in the development of our product candidate. Further, in order to maintain our development time lines in the event of a change in our third-party contract manufacturer, we may incur significantly higher costs to manufacture our product candidate.

If a product liability claim is successfully brought against us for uninsured liabilities, or such claim exceeds our insurance coverage, we could be forced to pay substantial damage awards that could materially harm our business.

The use of our existing or future product candidates in clinical trials and the sale of any approved pharmaceutical products may expose us to significant product liability claims. We have product liability insurance coverage for our proposed clinical trials; however, such insurance coverage may not protect us against any or all of the product liability claims that may be brought against us now or in the future. We may not be able to acquire or maintain adequate product liability insurance coverage at a commercially reasonable cost or in sufficient amounts or scope to protect us against potential losses. In the event a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim, as well as uncovered damage awards resulting from a claim brought successfully against us. In the event our product candidate is approved for sale by the FDA and commercialized, we may need to substantially increase the amount of our product liability coverage. Defending any product liability claim or claims could require us to expend significant financial and managerial resources, which could have an adverse effect on our business.

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We may delay or terminate the development of our product candidate at any time if we believe the perceived market or commercial opportunity does not justify further investment, which could materially harm our business.

Even though the results of preclinical studies and clinical trials that have been conducted or may be conducted in the future may support further development of our product candidate, we may delay, suspend or terminate the future development of a product candidate at any time for strategic, business, financial or other reasons, including the determination or belief that the emerging profile of the product candidate is such that it may not receive FDA approval, gain meaningful market acceptance, generate a significant return to shareholders, or otherwise provide any competitive advantages in its intended indication or market.

Our future success depends on our ability to retain our key personnel and to attract, retain and motivate qualified personnel.

We are highly dependent on the development, regulatory, commercialization, and business development expertise of Dr. Michael Wyand, our Chief Executive Officer, as well as the other principal members of our management, scientific and clinical teams. Although we have employment agreements, offer letters or consulting agreements with our executive officers, these agreements do not prevent them from terminating their services at any time.

If we lose one or more of our executive officers or key employees, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop product candidates, gain regulatory approval, and commercialize new products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these additional key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be engaged by entities other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain highly qualified personnel, our ability to develop and commercialize product candidates will be limited.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

We are a small company with 2 full-time employees as of December 31, 2020. Future growth of our company will impose significant additional responsibilities on members of management, including the need to identify, attract, retain, motivate and integrate highly skilled personnel. We may increase the number of employees in the future depending on the progress of our development and commercialization of our product candidates. Our future financial performance and our ability to commercialize our product candidate and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

●	manage our clinical studies effectively;

●	integrate additional management, administrative, manufacturing, and regulatory personnel;

●	maintain sufficient administrative, accounting and management information systems and controls; and

●	hire and train additional qualified personnel.

There is no guarantee that we will be able to accomplish these tasks, and our failure to accomplish any of them could materially adversely affect our business, prospects, and financial condition.

Business disruptions could seriously harm future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our third-party manufacturers, contract research organizations, or CROs, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

These and other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. Any disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business.

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Security threats to our information technology infrastructure and/or our physical buildings could expose us to liability and damage our reputation and business.

It is essential to our business strategy that our and our vendors, partners, clinical trial sites, and third-party providers’ technology and network infrastructure and physical buildings remain secure and are perceived by our customers and corporate partners to be secure. Despite security measures, however, any network infrastructure may be vulnerable to cyber-attacks by hackers and other security threats. We may face cyber-attacks that attempt to penetrate our network security, sabotage, or otherwise disable our research and development activities, products and services, misappropriate our or our customers’ and partners’ proprietary information, which may include personally identifiable information, or cause interruptions of our internal systems and services. Despite security measures, we also cannot guarantee security of our physical buildings. Physical building penetration or any cyber-attacks could negatively affect our reputation, damage our network infrastructure and our ability to deploy our products and services, harm our relationship with customers and partners that are affected, and expose us to financial liability.

Additionally, there are a number of state, federal, and international laws protecting the privacy and security of health information and personal data. For example, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) imposes limitations on the use and disclosure of an individual’s healthcare information by healthcare providers, healthcare clearinghouses, and health insurance plans, or, collectively, covered entities, and also grants individuals rights with respect to their health information. HIPAA also imposes compliance obligations and corresponding penalties for non-compliance on individuals and entities that provide services to healthcare providers and other covered entities. As part of the American Recovery and Reinvestment Act of 2009 (“ARRA”), the privacy and security provisions of HIPAA were amended. ARRA also made significant increases in the penalties for improper use or disclosure of an individual’s health information under HIPAA and extended enforcement authority to state attorneys general. As amended by ARRA and subsequently by the final omnibus rule adopted in 2013, HIPAA also imposes notification requirements on covered entities in the event that certain health information has been inappropriately accessed or disclosed: notification requirements to individuals, federal regulators, and in some cases, notification to local and national media. Notification is not required under HIPAA if the health information that is improperly used or disclosed is deemed secured in accordance with encryption or other standards developed by the U.S. Department of Health and Human Services. Most states have laws requiring notification of affected individuals and/or state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA. Many state laws impose significant data security requirements, such as encryption or mandatory contractual terms, to ensure ongoing protection of personal information. Activities outside of the U.S. implicate local and national data protection standards, impose additional compliance requirements, and generate additional risks of enforcement for non-compliance. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws, to protect against security breaches and hackers or to alleviate problems caused by such breaches.

We and our third-party contract manufacturers must comply with environmental, health and safety laws and regulations, and failure to comply with these laws and regulations could expose us to significant costs or liabilities.

We and our third-party manufacturers are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Hazardous chemicals, including flammable and biological materials, are involved in certain aspects of our business, and we cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, we could be held liable for any resulting damages and any such liability could exceed our assets and resources. We could also incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

Environmental, health and safety laws and regulations are becoming increasingly more stringent. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

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Further, with respect to the operations of our third-party contract manufacturers, it is possible that if they fail to operate in compliance with applicable environmental, health and safety laws and regulations or properly dispose of wastes associated with our products, we could be held liable for any resulting damages, suffer reputational harm or experience a disruption in the manufacture and supply of our product candidates or products.

A variety of risks associated with operating internationally could materially adversely affect our business.

Doing business internationally involves a number of risks, including but not limited to:

●	multiple, conflicting and changing laws and regulations, such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

●	failure by us to obtain and maintain regulatory approvals for the use of our products in various countries;

●	additional potentially relevant third-party patent rights;

●	complexities and difficulties in obtaining protection and enforcing our intellectual property;

●	difficulties in staffing and managing foreign operations;

●	complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

●	limits in our ability to penetrate international markets;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

●	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;

●	certain expenses including, among others, expenses for travel, translation, and insurance; and

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm any current or future international operations and, consequently, our results of operations.

General economic or business conditions may have a negative impact on our business.

Continuing concerns over U.S. healthcare reform legislation and energy costs, geopolitical issues, the availability and cost of credit and government stimulus programs in the U.S. and other countries have contributed to increased volatility. If the economic climate deteriorates or is poor, our business, as well as the financial condition of our suppliers and our third-party payors, could be negatively impacted, which could materially adversely affect our business, prospects and financial condition.

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Healthcare reform measures could adversely affect our business.

In the United States and foreign jurisdictions, there have been, and continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs. In 2010, the Patient Protection and Affordable Care Act (the “PPACA”) was enacted, which includes measures to significantly change the way healthcare is financed by both governmental and private insurers. Among the provisions of the PPACA of greatest importance to the pharmaceutical and biotechnology industry are the following:

●	an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

●	implementation of the federal physician payment transparency requirements, sometimes referred to as the “Physician Payments Sunshine Act”;

●	a licensure framework for follow-on biologic products;

●	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

●	establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending;

●	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively and capped the total rebate amount for innovator drugs at 100% of the AMP;

●	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics, including our product candidates, that are inhaled, infused, instilled, implanted or injected;

●	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

●	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

●	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and

●	expansion of the entities eligible for discounts under the Public Health program.

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Some of the provisions of the PPACA have yet to be implemented, and there have been legal and political challenges to certain aspects of the PPACA. During President Trump’s administration, he signed two executive orders and other directives designed to delay, circumvent, or loosen certain requirements mandated by the PPACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the PPACA. While Congress has not passed repeal legislation, the PPACA includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the PPACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Congress may consider other legislation to repeal or replace elements of the PPACA.

Many of the details regarding the implementation of the PPACA are yet to be determined, and at this time, the full effect that the PPACA would have on our business remains unclear.

Individual states have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

In addition, given recent federal and state government initiatives directed at lowering the total cost of healthcare, Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription drugs and biologics and the reform of the Medicare and Medicaid programs. While we cannot predict the full outcome of any such legislation, it may result in decreased reimbursement for drugs and biologics, which may further exacerbate industry-wide pressure to reduce prescription drug prices. This could harm our ability to generate revenues. Increases in importation or re-importation of pharmaceutical products from foreign countries into the United States could put competitive pressure on our ability to profitably price our products, which, in turn, could adversely affect our business, results of operations, financial condition and prospects. We might elect not to seek approval for or market our products in foreign jurisdictions in order to minimize the risk of re-importation, which could also reduce the revenue we generate from product sales. It is also possible that other legislative proposals having similar effects will be adopted.

Furthermore, regulatory authorities’ assessment of the data and results required to demonstrate safety and efficacy can change over time and can be affected by many factors, such as the emergence of new information, including on other products, changing policies and agency funding, staffing and leadership. We cannot be sure whether future changes to the regulatory environment will be favorable or unfavorable to our business prospects. For example, average review times at the FDA for marketing approval applications can be affected by a variety of factors, including budget and funding levels and statutory, regulatory and policy changes.

The outbreak of the novel coronavirus disease, COVID-19, could materially adversely impact our business, results of operations and financial condition, including our clinical trials.

In January 2020, the World Health Organization declared the outbreak of COVID-19 as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant volatility in financial markets. The COVID-19 outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions. We continue to monitor the impact of the COVID-19 outbreak closely. The extent to which the COVID-19 outbreak will impact our operations or financial results is uncertain.

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The outbreak and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; activity at facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. While the extent of the impact of the COVID-19 pandemic on our business and financial results is uncertain, a continued and prolonged public health crisis such as the COVID-19 pandemic could have a material adverse effect on our business, financial condition and results of operations. As a result of the COVID-19 pandemic, we may experience disruptions that could severely impact our business and clinical trials, including:

●	delays or difficulties in enrolling and retaining patients in our clinical trials;

●	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

●	diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

●	interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures (such as endoscopies that are deemed non-essential), which may impact the integrity of subject data and clinical study endpoints;

●	interruption or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines;

●	interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

●	limitations on employee and consulting resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees, consultants or their families or the desire of employees or consultants to avoid contact with large groups of people;

●	interruption or delays to our outsourced clinical activities; and

●	changes in clinical site procedures and requirements as well as regulatory requirements for conducting clinical trials during the pandemic.

We may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from the COVID-19 virus. For example, in March 2020, the FDA issued guidance, which FDA subsequently updated, on conducting clinical trials during the pandemic, which describes a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical trial report contingency measures implemented to manage the trial, and any disruption of the trial as a result of the COVID-19 pandemic; a list of all subjects affected by the COVID-19 pandemic related study disruption by unique subject identifier and by investigational site and a description of how the individual’s participation was altered; and analyses and corresponding discussions that address the impact of implemented contingency measures (e.g., participant discontinuation from investigational product and/or study, alternative procedures used to collect critical safety and/or efficacy data) on the safety and efficacy results reported for the trial.

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The COVID-19 pandemic continues to evolve rapidly, with the status of operations and government restrictions evolving weekly. The extent to which the outbreak impacts our business and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the pandemic, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

The ultimate impact of the COVID-19 pandemic on our business operations is highly uncertain and subject to change and will depend on future developments, which cannot be accurately predicted, including the duration of the pandemic, the ultimate geographic spread of the disease, additional or modified government actions, new information that will emerge concerning the severity and impact of COVID-19 and the actions taken to contain COVID-19, including vaccination efforts, or address its impact in the short and long term, among others. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, our research programs, healthcare systems or the global economy. We will continue to monitor the situation closely.

In addition, our business could be materially adversely affected by other business disruptions to us or our third-party providers that could materially adversely affect our potential future revenue and financial condition and increase our costs and expenses. Our operations, and those of our CROs, third party manufacturers, and other contractors, consultants and third parties could be subject to other global pandemics, earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could materially adversely affect our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidate. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

Risks Related to Intellectual Property

If we are unable to protect our intellectual property effectively, we may be unable to prevent third parties from using our technologies, which would impair our competitive advantage.

We rely on patent protection as well as a combination of trademark, copyright and trade secret protection, and other contractual restrictions, to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We may not be successful in defending challenges made in connection with our patents and patent applications. If we fail to protect our intellectual property, we will be unable to prevent third parties from using our technologies and they will be able to compete more effectively against us.

In addition to our patents, we rely on contractual restrictions to protect our proprietary technology. We require our employees and third parties to sign confidentiality agreements and our employees are also required to sign agreements assigning to us all intellectual property arising from their work for us. Nevertheless, we cannot guarantee that these measures will be effective in protecting our intellectual property rights. Any failure to protect our intellectual property rights could materially adversely affect our business, prospects and financial condition.

Our currently pending or future patent applications may not result in issued patents and any patents issued to us may be challenged, invalidated, or held unenforceable. Furthermore, we cannot be certain that we were the first to make the invention claimed in our issued patents or pending patent applications in the U.S., or that we were the first to file for protection of the inventions claimed in our foreign issued patents or pending patent applications. In addition, there are numerous recent changes to the patent laws and proposed changes to the rules of the USPTO, which may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, in September 2011, the U.S. enacted sweeping changes to the U.S. patent system under the Leahy-Smith America Invents Act, including changes that transitioned the U.S. from a “first-to-invent” system to a “first-to-file” system and alter the processes for challenging issued patents. These changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. In addition, we may become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine our entitlement to patents, and these proceedings may conclude that other patents or patent applications have priority over our patents or patent applications. It is also possible that a competitor may successfully challenge our patents through various proceedings and those challenges may result in the elimination or narrowing of our patents, and therefore reduce our patent protection. Accordingly, rights under any of our issued patents, patent applications or future patents may not provide us with commercially meaningful protection for our products or afford us a commercial advantage against our competitors or their competitive products or processes.

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If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our unregistered trademarks or trade names may be challenged, infringed, circumvented, or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. Over the long term, if we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

The patents issued to us may not be broad enough to provide any meaningful protection, one or more of our competitors may develop more effective technologies, designs or methods without infringing our intellectual property rights and one or more of our competitors may design around our proprietary technologies.

If we are not able to protect our proprietary technology, trade secrets and know-how, our competitors may use our inventions to develop competing products. Our patents may not protect us against our competitors, and patent litigation is very expensive. We may not have sufficient cash available to pursue any patent litigation to its conclusion because we currently do not generate revenues other than licensing, milestone and royalty income.

We cannot rely solely on our current patents to be successful. The standards that the USPTO and foreign patent offices use to grant patents, and the standards that U.S. and foreign courts use to interpret patents, are not the same, are not always applied predictably or uniformly and can change, particularly as new technologies develop. As such, the degree of patent protection obtained in the U.S. may differ substantially from that obtained in various foreign countries.

We cannot be certain of the level of protection, if any, that will be provided by our patents if they are challenged in court, where our competitors may raise defenses such as invalidity, unenforceability, or possession of a valid license. In addition, the type and extent of any patent claims that may be issued to us in the future are uncertain. Any patents that are issued may not contain claims that will permit us to stop competitors from using similar technology.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

Third parties may challenge the validity, inventorship or ownership of our patents and other intellectual property rights, resulting in costly litigation or other time-consuming and expensive proceedings, which could deprive us of valuable rights. If we become involved in any intellectual property litigation, interference or other judicial or administrative proceedings, we will incur substantial expenses and the attention of our technical and management personnel will be diverted. An adverse determination may subject us to significant liabilities or require us to seek licenses that may not be available from third parties on commercially favorable terms, if at all. Further, if such claims are proven valid, through litigation or otherwise, we may be required to pay substantial monetary damages, which can be tripled if the infringement is deemed willful, or be required to discontinue or significantly delay development, marketing, selling and licensing of the affected products and intellectual property rights.

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Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours. Any such patent application may have priority over our patent applications and could further require us to obtain rights to issued patents covering such technologies. There may be third-party patents, patent applications and other intellectual property relevant to our potential products that may block or compete with our potential products or processes. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the USPTO to determine priority of invention in the U.S. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our U.S. patent position with respect to such inventions. In addition, we cannot assure you that we would prevail in any of these suits or that the damages or other remedies that we are ordered to pay, if any, would not be substantial. Claims of intellectual property infringement, misappropriation or other violations against us may require us to enter into royalty or license agreements with third parties that may not be available on acceptable terms, if at all. We may also be subject to injunctions against the further development and use of our technology, which could materially adversely affect our business, prospects and financial condition.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could materially adversely affect our ability to raise the funds necessary to continue our operations.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In certain circumstances, even inadvertent noncompliance events may permanently and irrevocably jeopardize patent rights. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We rely on confidentiality agreements to protect our trade secrets. If these agreements are breached by our employees or other parties, our trade secrets may become known to our competitors.

We rely on trade secrets which we seek to protect through confidentiality agreements with our employees and other parties. If these agreements are breached, our competitors may obtain and use our trade secrets to gain a competitive advantage over us. We may not have any remedies against our competitors and any remedies that may be available to us may not be adequate to protect our business or compensate us for the damaging disclosure. In addition, we may have to expend resources to protect our interests from possible infringement by others.

Risks Related to this Offering and Our Common Stock

Our convertible notes automatically convert at the closing of this offering at a discount to the public offering price, which could negatively impact trading in our securities.

As a result, the investors in this offering will experience immediate dilution when our convertible notes are automatically converted into shares of our common stock and warrants in this offering. We estimate that approximately [________] shares and warrants to purchase [________] shares will be issuable upon conversion of our convertible notes based on a [$____] conversion price (assuming an initial public offering price of [$_____] per [Unit] (the midpoint of the price range set forth on the cover of this prospectus)) and taking into account accrued interest through September __, 2021. The automatic conversion of our convertible notes into shares of our common stock and warrants in this offering will be dilutive to our holders and could negatively impact the trading market and price of our common stock following the offering.

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No active trading market for our common stock currently exists, and an active trading market may not develop.

Prior to this offering, there has not been an active trading market for our common stock. If an active trading market for our common stock does not develop following this offering, you may not be able to sell your shares quickly or at the market price. Our ability to raise capital to continue to fund operations by selling shares of our common stock and our ability to acquire other companies or technologies by using shares of our common stock as consideration may also be impaired. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters and may not be indicative of the market prices of our common stock that will prevail in the trading market.

The market price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

The market price of our common stock is likely to be highly volatile and may be subject to wide fluctuations in response to a variety of factors, including the following:

●	any delay in the commencement, enrollment and ultimate completion of our clinical trials;

●	any delay in submitting an NDA and any adverse development or perceived adverse development with respect to the FDA’s review of that NDA;

●	failure to successfully develop and commercialize OXE103;

●	inability to obtain additional funding;

●	regulatory or legal developments in the United States and other countries applicable to OXE103 or any other product candidate;

●	adverse regulatory decisions;

●	changes in the structure of healthcare payment systems;

●	inability to obtain adequate product supply for OXE103 or any other product candidate, or the inability to do so at acceptable prices;

●	introduction of new products, services or technologies by our competitors;

●	failure to meet or exceed financial projections we provide to the public;

●	failure to meet or exceed the estimates and projections of the investment community;

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●	changes in the market valuations of companies similar to ours;

●	market conditions in the pharmaceutical and biotechnology sectors, and the issuance of new or changed securities analysts’ reports or recommendations;

●	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by us or our competitors;

●	significant lawsuits, including patent or stockholder litigation, and disputes or other developments relating to our proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

●	additions or departures of key scientific or management personnel;

●	sales of our common stock by us or our stockholders in the future;

●	trading volume of our common stock;

●	general economic, industry and market conditions;

●	health epidemics and outbreaks, including the COVID-19 pandemic, or other natural or manmade disasters which could significantly disrupt our preclinical studies and clinical trials, and therefore our receipt of necessary regulatory approvals could be delayed or prevented; and

●	the other factors described in this “Risk Factors” section.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political, regulatory and market conditions, may negatively affect the market price of our common stock, regardless of our actual operating performance. The market price of our common stock may decline below the initial public offering price, and you may lose some or all of your investment. In particular, stock markets have experienced extreme volatility due to the ongoing COVID-19 pandemic and investor concerns and uncertainty related to the impact of the pandemic on the economies of countries worldwide.

We have broad discretion in the use of our cash and cash equivalents, including the net proceeds we receive in this offering, and may not use them effectively.

Our management has broad discretion to use our cash and cash equivalents, including the net proceeds we receive in this offering, to fund our operations and could spend these funds in ways that do not improve our results of operations or enhance the value of our common stock, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline. Pending their use to fund our operations, we may invest our cash and cash equivalents, including the net proceeds from this offering, in a manner that does not produce income or that loses value.

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We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against companies following a decline in the market price of their securities. This risk is especially relevant for us because biotechnology companies have experienced significant share price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the shares and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, the market price for our common stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our common stock to decline.

We do not expect to pay dividends in the foreseeable future after this offering, and you must rely on price appreciation of your shares for return on your investment.

We have paid no cash dividends on any class of our stock to date and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our stock. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Units in this offering, you will pay more for your shares of common stock than the amount paid by our existing stockholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering and the automatic conversion of all outstanding shares of our preferred stock and the automatic conversion of our outstanding convertible notes immediately prior to the closing of this offering, to be [$___] per share to new investors purchasing our shares in this offering. In addition, you will experience further dilution to the extent that our shares are issued upon the exercise of any warrants or exercise of stock options under any stock incentive plans. See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon completion of this offering.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we no longer qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur previously. The Sarbanes-Oxley Act of 2002 (“SOX”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors. In addition, these rules and regulations are often subject to varying interpretations, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Pursuant to Section 404 of SOX (“Section 404”), we will be required to furnish a report by our senior management on our internal control over financial reporting.

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While we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an emerging growth company, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

We have identified material weaknesses in our internal control over financial reporting. Failure to maintain effective internal controls could cause our investors to lose confidence in us and adversely affect the market price of our common stock. If our internal controls are not effective, we may not be able to accurately report our financial results or prevent fraud.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports in a timely manner. In connection with the audit of our financial statements as of and for the years ended December 31, 2019 and 2020, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Specifically, we have determined that we lack a sufficient number of qualified accounting and financial reporting personnel with an appropriate level of knowledge, training and experience to address complex accounting issues, sufficient written policies and procedures for accounting and financial reporting in accordance with GAAP, and adequate management review controls. In addition, we have determined that our financial statement close process includes significant control gaps mainly driven by the small size of our accounting and finance staff and, as a result, a significant lack of appropriate segregation of duties.

The above material weaknesses could result in a misstatement of our account balances or disclosures that would result in a material misstatement of our annual or interim financial statements that would not be prevented or detected. To address the material weaknesses, we have implemented, and are continuing to implement, measures designed to improve internal control over financial reporting, including expanding our accounting and finance team to add additional qualified accounting and finance resources, which may include third party consultants, and new financial processes. We intend to continue to take steps to remediate the material weaknesses through the hiring or engagement of additional experienced accounting and financial reporting personnel, formalizing documentation of policies and procedures and further evolving the accounting processes, including implementing appropriate segregation of duties. We expect to incur additional costs to remediate these weaknesses, including personnel, consulting and other costs.

We may not be successful in implementing these changes or in developing other internal controls, which may undermine our ability to provide accurate, timely and reliable reports on our financial and operating results. Further, we will not be able to fully assess whether the steps we are taking will remediate the material weakness in our internal control over financial reporting until we have completed our implementation efforts and sufficient time passes in order to evaluate their effectiveness. In addition, until we remediate these weaknesses, or if we identify additional material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. Moreover, in the future we may engage in business transactions, such as acquisitions, reorganizations or implementation of new information systems that could negatively affect our internal control over financial reporting and result in material weaknesses.

If we identify new material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to assert that our internal control over financial reporting is effective, we may be late with the filing of our periodic reports, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation, financial condition or divert financial and management resources from our core business.

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We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the JOBS Act”). For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including exemption from compliance with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock held by non-affiliates exceeds $700 million as of the end of our prior second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until such time as those standards apply to private companies. We may elect not to avail ourselves of this exemption from new or revised accounting standards and, therefore, may be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

Anti-takeover provisions contained in our certificate of incorporation and bylaws to be adopted upon the closing of this offering, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws and Delaware law contain or will contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include or will include provisions:

●	classifying our board of directors into three classes;

●	authorizing “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend, and other rights superior to our common stock;

●	limiting the liability of, and providing indemnification to, our directors and officers;

●	limiting the ability of our stockholders to call and bring business before special meetings;

●	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

●	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

●	providing our board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

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These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our certificate of incorporation, as amended, designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our certificate of incorporation requires that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for each of the following:

●	any derivative action or proceeding brought on our behalf;

●	any action asserting a claim for breach of any fiduciary duty owed by any director, officer or other employee of ours to the Company or our stockholders, creditors or other constituents;

●	any action asserting a claim against us or any director or officer of ours arising pursuant to, or a claim against us or any of our directors or officers, with respect to the interpretation or application of any provision of, the DGCL, our certificate of incorporation or bylaws; or

●	any action asserting a claim governed by the internal affairs doctrine;

provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any of the foregoing actions for lack of subject matter jurisdiction, any such action or actions may be brought in another state court sitting in the State of Delaware.

The exclusive forum provision is limited to the extent permitted by law, and it will not apply to claims arising under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other federal securities laws which provide for exclusive federal jurisdiction.

Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our second amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States of America. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our second amended and restated certificate of incorporation.

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Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, this provision may limit or discourage a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs. These forward-looking statements include, but are not limited to, statements concerning the following:

●	our projected financial position and estimated cash burn rate;

●	our estimates regarding expenses, future revenues and capital requirements;

●	our ability to continue as a going concern;

●	our need to raise substantial additional capital to fund our operations;

●	the success, cost and timing of our clinical trials;

●	our dependence on third parties in the conduct of our clinical trials;

●	our ability to obtain the necessary regulatory approvals to market and commercialize our products;

●	the results of market research conducted by us or others;

●	our ability to obtain and maintain intellectual property protection for our current products and services;

●	our ability to protect our intellectual property rights and the potential for us to incur substantial costs from lawsuits to enforce or protect our intellectual property rights;

●	the possibility that a third party may claim we have infringed, misappropriated or otherwise violated their intellectual property rights and that we may incur substantial costs and be required to devote substantial time defending against these claims;

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●	our reliance on third-party suppliers and manufacturers;

●	the success of competing products or services that are or become available;

●	our ability to expand our organization to accommodate potential growth and our ability to retain and attract key personnel;

●	the potential for us to incur substantial costs resulting from product liability lawsuits against us and the potential for these product liability lawsuits to cause us to limit our commercialization of our products and services;

●	market acceptance of our product candidates, the size and growth of the potential markets for our current product candidates and any future product candidates we may seek to develop, and our ability to serve those markets; and

●	the successful development of our commercialization capabilities, including sales and marketing capabilities.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

INDUSTRY AND MARKET DATA

This prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors.” We caution you not to give undue weight to such projections, assumptions and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

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USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $              million, based on an assumed initial public offering price of $            per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds from this offering will be approximately $          million.

We intend to use the net proceeds from this offering for [                                       ], working capital and other general corporate purposes. We may also use a portion of the net proceeds to in-license, acquire or invest in complementary businesses or products, however, we have no current commitments or obligations to do so.

A $1.00 increase or decrease in the assumed initial public offering price of $                per share would increase or decrease the net proceeds from this offering by approximately $              million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

This expected use of the net proceeds from this offering and our existing cash represents our intentions based upon our current plans, financial condition and business conditions. Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts, any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and our existing cash.

In the ordinary course of our business, we expect to from time to time evaluate the acquisition of, investment in or in-license of complementary products, technologies or businesses, and we could use a portion of the net proceeds from this offering for such activities. We currently do not have any agreements, arrangements or commitments with respect to any potential acquisition, investment or license.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and government securities.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2020:

●	on an actual basis; and

●	on a pro forma basis, after giving effect to (i) the conversion of the $ principal amount and interest as of December 31, 2020 of the convertible notes into units consisting in part of shares of common stock, and (ii) the conversion of all outstanding shares of Series Seed preferred stock into an aggregate of 17,857,140 upon closing of the offering;

●	on a pro forma as adjusted basis to give further effect to the pro forma adjustments as described above and our issuance and sale of Units of our securities this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses.

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(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma As Adjusted[1] (unaudited)
Cash	$		$
Convertible notes
Accrued expenses
Stockholders’ deficit:
Series Seed Preferred stock, par value $[ ] per share; [ ] shares authorized, [ ] issued and outstanding, actual; shares authorized, issued and outstanding, as adjusted
Common stock, par value $[ ] per share; [ ] shares authorized, [ ] shares issued and outstanding, actual; [ ] shares authorized, [ ] shares issued and outstanding, as adjusted
Additional paid-in capital
Accumulated deficit
Total stockholders’ deficit

Total capitalization	$		$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total stockholders’ equity and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total stockholders’ equity and total capitalization by $ million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

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DILUTION

The difference between the public offering price per share of our common stock and our pro forma as adjusted net tangible book value per share after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of common stock.

At December 31, 2020, our pro forma net tangible book value was approximately $_________, or approximately $_________ per share after giving effect to (i) the conversion of the $       principal amount and interest as of December 31, 2020 of the convertible notes into units consisting in part of         shares of common stock, and (ii) the conversion of all outstanding shares of Series Seed preferred stock into an aggregate of 17,857,140 upon closing of the offering.

After giving further effect to the sale of all _________ units (and the shares of common stock thereunder) at an assumed public offering price of $_________ per Unit, and after deducting the underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at December 31, 2020 would have been approximately $_________ or $_________ per share, representing an immediate increase in net tangible book value of $_________ per share to our existing stockholders and an immediate dilution of $_________ per share to new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$

Historical net tangible book value per share

Increase from historical net tangible book value per share to pro forma net tangible book value per share

Pro forma net tangible book value per share before offering

Increase in net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma net tangible book value per share to new investors in this offering	$

If the representative exercises the option to purchase additional shares to cover over-allotments in full, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering would be approximately $_________ per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be approximately $_________ per share of common stock.

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The following table summarizes, as of December 31, 2020, and assuming the sale of all the shares offered hereby, the differences between the number of shares of our common stock purchased from us, the total cash consideration paid, and the average price per share paid by our existing stockholders prior to this offering and by our new investors purchasing shares in this offering at an assumed public offering price of $_________ per share, before deducting the underwriting discounts and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percentage		Amount	Percentage		Per Share
Existing stockholders			%	$		%	$
New investors							$

Total			%	$		%

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed public offering price of $_________ per share would increase (decrease) each of the total consideration paid by new investors and total consideration paid by all stockholders by approximately $_________ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of the total consideration paid by new investors and total consideration paid by all stockholders by approximately $_________ million, assuming that the assumed public offering price remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us.

The number of shares of common stock outstanding is based on [          ] shares of common stock issued and outstanding as of December 31, 2020 and excludes the following:

●	17,857,140 shares of common stock issuable upon the conversion of our Series Seed Convertible Preferred Stock;

●	[ ] shares of common stock issuable upon the conversion of our convertible notes;

●	250,000 shares of common stock issuable upon the exercise of our outstanding warrants to purchase common stock at a weighted average price of [$ ] per share;

●	7,449,000 shares of common stock issuable upon the exercise of our outstanding options to purchase common stock at a weighted average price of [$ ] per share;

●	[ ] shares of common stock that will become available for future issuance under our 2021 Equity Incentive Plan; and

●	[ ] shares of common stock issuable upon the exercise of warrants to be issued to the underwriters upon the closing of this offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF

OPERATIONS

You should read the following discussion and analysis of our financial condition and plan of operations together with “Selected Financial Data” and our financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus. All amounts in this report are in U.S. dollars, unless otherwise noted.

Overview

The Company is a clinical-stage biotech company developing new, innovative therapies for conditions that are defined by deficits in neurocognition from injury, degeneration and aging. The Company’s first two indications are for (i) mild traumatic brain injury (“mTBI”), known as a concussion, and (ii) the cognitive decline, lethargy and “brain-fog” associated with Covid-19 infection, known as Covid Longhauler syndrome (“Long Covid”).

We are a clinical-stage biotech company developing new, innovative therapies for conditions that are defined by deficits in neurocognition from injury, degeneration and aging. Our first two indications are for (i) mild traumatic brain injury (mTBI), known as concussion, and (ii) the cognitive decline, lethargy and “brain-fog” associated with Covid-19 infection, known as Covid Longhauler syndrome (“Long Covid”). On May 1, 2017, we entered into a license agreement with Biopharma and KineMed, pursuant to which we licensed a ghrelin molecule OXE103 that was previously developed by Daiichi Sankyo for non-neurologic indications. The license provides access to an open FDA IND containing full preclinical safety data as well as safety data from human Phase 1 studies and multi-dose human Phase 2 studies. In addition, the license includes access to GMP manufactured clinical supply that can be use in Oxeia’s Phase 2 clinical development programs.

OXE103is a synthetically produced naturally occurring peptide hormone called ghrelin. Ghrelin crosses the blood-brain barrier, binds to receptors in the brain, and activates a number of metabolic pathways that control brain energy homeostasis and are neuroprotective. In addition to energy homeostasis ghrelin acts in the brain to improve connectivity by enhancing signal potentiation along nerves and increasing cell to cell connectivity. In Phase 1 studies, OXE103 has been demonstrated to be well tolerated with no serious adverse events. In 2018 we conducted a pre-IND (Investigational New Drug) meeting with the U.S. FDA on our clinical approach in concussion including appropriate endpoints and trial design. We are currently conducting a Phase 2 study under an FDA approved IND at the University of Kansas Medical Center in two concussion populations. The first population are people who have sustained a head injury and are admitted to the trauma unit. These patients will be administered OXE103 within 24 hours of injury. The second population are patients with a head injury who do not seek medical help immediately after injury but are seen at post-concussion clinics. These patients will be treated within 28 days of their injury.

Concussions can result in a serious, long-lasting impact on daily life. Concussion symptoms include chronic headaches, depression, irritability, problems with thinking and memory, vision and balance issues and sleep disorders. Research over the last two decades has increasingly linked concussions to neurodegenerative conditions including dementia, Alzheimer’s disease and chronic traumatic encephalopathy (CTE). No longer considered as a passing consequence treated with rest and rehabilitation, we believe that the lack of effective therapeutic solutions is a critical unmet medical need for patients suffering from the effects of concussive injury.

Long Covid is an emerging, yet serious complication seen in non-hospitalized patients who develop persistent symptoms after infection with Covid-19. Symptoms seen with Long Covid syndrome include cognitive fog, lethargy, headache, numbness and tingling, loss of smell, and loss of taste. A published study in July of 2021 estimated observed that 25% (20) of Covid positive patients were affected prolonged cognitive and psychological symptoms. The mechanism by which the virus infection causes these symptoms is still be elucidated but has been reported to involve decreased oxygen availability, increased glutamate, excitotoxicity and inflammation. These mechanisms are very similar to those seen with concussion and other neurodegenerative conditions.

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Since inception, the Company has devoted substantially all of its efforts and resources toward product research and development. The Company has experienced recurring losses since inception, negative operating cash flows, and has an accumulated deficit of $7.8 million as of December 31, 2020. The Company is subject to the risks and uncertainties associated with any biopharmaceutical company that has substantial expenditures for research and development. There can be no assurance that the Company’s research and development programs will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid technological change and is largely dependent on the services of its employees, advisors, and consultants.

The Company’s losses from operations, negative operating cash flows, and accumulated deficit, as well as the additional capital that is needed to fund operations within one year of the financial statement’s issuance date, raise substantial doubt about the Company’s ability to continue as a going concern. The Company expects to incur substantial expenditures in the foreseeable future for the development of its product candidates and will require additional financing to continue this development. The Company intends to raise additional capital through debt or equity financings, but the amount and timing of such financings is uncertain. To date, we have financed our operations primarily from proceeds raised through private placements of preferred units, which were exchanged for shares of convertible preferred stock, private placements of convertible preferred stock and a debt financing. Through December 31, 2020, we have received an aggregate of $[   ], net of issuance costs, from such transactions, including $[   ] in net proceeds from the sale and issuance of Series Seed preferred stock and $[   ] in net proceeds from the sale of convertible notes.

We have not generated any revenue from product sales, and do not expect to generate any revenue from product sales for at least the next several years, if at all. All of our programs are in early clinical or preclinical development. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our product candidates, if approved. Since inception, we have incurred significant operating losses, including net losses of $1.3 million and $1.7 million for the years ended December 31, 2019 and 2020, respectively. We expect to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will continue to increase significantly in connection with our ongoing activities, particularly as we:

●	continue to advance our current research programs and conduct additional research programs;
●	advance our current product candidates and any future product candidates we may develop into preclinical and clinical development;
●	seek marketing approvals for any product candidates that successfully complete clinical trials;
●	obtain, expand, maintain, defend and enforce our intellectual property;
●	hire additional research, clinical, regulatory, quality, manufacturing and general and administrative personnel;
●	establish a commercial and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
●	continue to discover, validate and develop additional product candidates;
●	continue to manufacture increasing quantities of our current or future product candidates for use in preclinical studies, clinical trials and for any potential commercialization;
●	acquire or in-license other product candidates, technologies or intellectual property; and
●	incur additional costs associated with current and future research, development and commercialization efforts and operations as a public company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings and other sources of funding, such as collaborations, licensing arrangements or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on acceptable terms, or at all. Our failure to raise capital or enter into such agreements as and when needed could have a material adverse effect on our business, results of operations and financial condition.

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Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve profitability. Even if we are able to generate revenue from product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of December 31, 2020, we had cash and cash equivalents of approximately $375,000. We believe that our existing cash and cash equivalents, together with the anticipated net proceeds from this offering, will enable us to fund our operating expenses, debt repayment obligations and capital expenditure requirements for the next 12 months.

Impact of COVID-19 on Our Business

On March 11, 2020, the World Health Organization declared a pandemic related to the rapidly spreading coronavirus (COVID-19) outbreak, which has led to a global health emergency. The full public-health impact of the ongoing pandemic is currently indeterminable and rapidly evolving, and the related health crisis has adversely affected and may continue to adversely affect the global economy, resulting in a temporary effect on the research and development timeline.

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Financial Operations Overview

Revenue

We have not generated any revenue since inception and do not expect to generate any revenue from the sale of products for at least the next several years, if at all. If our development efforts for our current or future product candidates are successful and result in regulatory approval or if we enter into collaboration or license agreements with third parties, we may generate revenue in the future from product sales or payments from third-party collaborators or licensors.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our discovery efforts, research activities and development and testing of our product candidates. These expenses include:

●	personnel-related expenses, including salaries, bonuses, benefits and equity-based compensation expense for employees engaged in research and development functions;
●	costs incurred with third-party contract development and manufacturing organizations, or CDMOs, to acquire, develop and manufacture materials for both preclinical studies and planned clinical studies;
●	costs of funding research performed by third parties that conduct research and development and preclinical activities on our behalf;
●	costs incurred with third-party clinical research organizations, or CROs, and other third parties in connection with the conduct of our current or future clinical trials;
●	costs of sponsored research agreements and outside consultants, including their fees, equity-based compensation and related expenses;
●	costs incurred to maintain compliance with regulatory requirements;
●	fees for maintaining license and other amounts due under our third-party licensing agreements;
●	expenses incurred for the procurement of materials, laboratory supplies and non-capital equipment used in the research and development process; and
●	depreciation, amortization and other direct and allocated expenses, including rent, insurance, maintenance of facilities and other operating costs, incurred as a result of our research and development activities.

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We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific deliverables using information provided to us by our vendors. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our financial statements as prepaid expenses or accrued research and development expenses.

General and Administrative Expenses

General and administrative expense is related to finance, human resources, legal and our other administrative activities. These expenses consist primarily of personnel costs, including stock-based compensation expenses, outside services, legal expenses, management fees and other general and administrative costs.

We expect that our general and administrative expenses will increase for the foreseeable future as we expand operations, increase our headcount to support our continued research and development activities and operate as a public reporting company (including increased fees for outside consultants, lawyers and accountants, as well as increased directors’ and officers’ liability insurance premiums). We also expect to incur increased costs to comply with stock exchange listing and SEC requirements, corporate governance, internal controls, investor relations and disclosure and similar requirements applicable to public companies. Additionally, if and when we believe that a regulatory approval of a product candidate appears likely, we expect to incur significant increases in our general and administrative expenses relating to the sales and marketing of any approved product candidate.

Other Income (Expense), Net

Other income (expense) consists of interest on our Convertible Notes that remain outstanding as of November 2021.

Income Taxes

Since our inception, we have not recorded any U.S. federal or state income tax benefits for the net losses we have incurred in each year or for our earned research and development tax credits, due to our uncertainty of realizing a benefit from those items. As of December 31, 2020, the Company had approximately $3.3 million of Federal & State operating loss carryforwards respectively. Of the Federal NOLs, $1.9 million begin to expire in 2034 and the remaining NOLS are not subject to expiration. The state NOLs begin to expire in 2034. These loss carryforwards are available to reduce future federal taxable income, if any. These loss carryforwards are subject to review and possible adjustment by the appropriate taxing authorities. The amount of loss carryforwards that may be utilized in any future period may be limited based upon changes in the ownership of the company’s ultimate parent.

Utilization of our NOL carryforwards and research and development credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred previously or that could occur in the future in accordance with Section 382 of the Internal Revenue Code of 1986, or Section 382, as well as similar state provisions. These ownership changes may limit the amount of NOL and research and development credit carryforwards that can be utilized annually to offset future taxable income and taxes, respectively. In general, an ownership change as defined by Section 382 results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. Since our formation, we have raised capital through the issuance of units and capital stock on several occasions. These financings could result in a change of control as defined by Section 382. We have not yet completed a detailed study of our inception to date ownership change activity.

In addition, we have not yet conducted a study of our research and development credit carry forwards. Such a study may result in an adjustment to our research and development credit carryforwards; however, until a study is completed and any adjustment is known, no amount is being presented as an uncertain tax position. A full valuation allowance has been provided against our research and development credits, and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no impact to the balance sheet or statement of operations and comprehensive loss if an adjustment were required.

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Income taxes are determined at the applicable tax rates adjusted for non-deductible expenses, research and development tax credits and other permanent differences. Our income tax provision may be significantly affected by changes to our estimates.

Results of Operations

We anticipate that our results of operations will fluctuate for the foreseeable future due to several factors, such as the progress of our research and development efforts and the timing and outcome of regulatory submissions. Due to these uncertainties, accurate predictions of future operations are difficult or impossible to make.

Results of Operations For the Years Ended December 31, 2020 and 2019

Revenues and Cost of Goods Sold. We had no revenues or cost of goods sold during the twelve months ended December 31, 2020 and 2019.

Research and Development Expenses. Research and development expenses for the twelve months ended December 31, 2020 were $0.5 million, an increase of $0.4 million or 272%, from $0.1 million for the twelve months ended December 31, 2019. This increase is primarily due to the 2020 increases in our stability studies development, licensing fees, along with product development clinical supplies.

Stock-based compensation for research and development personnel was zero for the year ended December 31, 2020 and 2019, respectively.

General and Administrative Expenses. General and administrative expenses for the twelve months ended December 31, 2020 were $0.95 million, a decrease of 2%, from $0.97 million incurred in the twelve months ended December 31, 2019. This decrease is primarily due to decreases in equity-based and other compensation, decreases in professional services, consulting fees, legal, and travel, meals and entertainment costs.

Payroll related expenses (including equity compensation) decreased to $0.84 million in the twelve months ended December 31, 2020 from $0.85 million for the twelve months ended December 31, 2019, a 0.6% decrease. The value of the stock-based compensation increased to $0.21 million in 2020, as a result of the vesting of stock and stock options issued to board members, officers and employees, as compared to $0.16 million of stock-based compensation in 2019.

Professional services for the twelve months ended December 31, 2020 totaled $0.08 million, congruent to the $0.08 million recognized for the twelve months ended December 31, 2019. Of professional services, legal, accounting, and tax fees totaled $0.04 million for the twelve months ended December 31, 2020, a decrease of $0.02 million, or 27%, from $0.06 million incurred for the twelve months ended December 31, 2019.

Consulting fees totaled $0.03 million for the twelve months ended December 31, 2020, congruent to $0.03 million for the twelve months ended December 31, 2019.

Travel, meals and entertainment costs for the twelve months ended December 31, 2020 were minimal compared to $0.01 million incurred during the twelve months ended December 31, 2019. The decrease in 2020 was due to various restrictions imposed by the COVID-19 pandemic-related measures as compared to 2019.

Interest Expense. Interest expense for the twelve months ended December 31, 2020 totaled $0.25 million as compared to $0.20 million during the twelve months ended December 31, 2019. The increase in 2020 was due to the interest related to the unconverted convertible notes.

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Net Loss Available. Net loss available to common stockholders for the twelve months ended December 31, 2020 was $1.7 million, compared to a net loss of $1.3 million for the twelve months ended December 31, 2019, an increase of $0.4 million or 32%. The primary reasons for the increase, as described above, are the increases in research and development costs and general and administrative expenses from 2019 to 2020.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have incurred significant operating losses and negative cash flows from operations. We have not yet commercialized any of our product candidates, which are in preclinical and clinical development, and we do not expect to generate revenue from sales of any products for several years, if at all. To date, we have financed our operations primarily from proceeds raised through private placements of convertible notes and preferred stock. Through December 31, 2020, we have received an aggregate of $0.4 million, net of issuance costs, from such transactions, including $0.4 in net proceeds from the sale and issuance of Series Seed preferred stock and $3.7 in net proceeds from the sale of convertible notes. As of December 31, 2020, we had cash and cash equivalents of approximately $0.4 million.

Cash Flow Activities

The following table provides information regarding our cash flows for each period presented (in thousands):

	Year Ended December 31,
	2020	2019
Net cash provided by (used in):
Operating activities	$(647)	$(208)
Investing activities	—	—
Financing activities	211	1,009
Net increase (decrease) in cash	$(436)	$811

Operating Activities

Our cash flows from operating activities are greatly influenced by our use of cash for operating expenses and working capital requirements to support our business. We have historically experienced negative cash flows from operating activities as we invested in developing our pipeline, platform, drug discovery efforts and related infrastructure. The cash used in operating activities resulted primarily from our net losses adjusted for non-cash charges, which are generally due to equity-based compensation, depreciation and amortization, as well as changes in components of operating assets and liabilities, which are generally due to increased expenses and timing of vendor payments.

During the year ended December 31, 2020, net cash used in operating activities of $0.6 million was primarily due to our net loss of $1.7 million, partially offset by stock-based compensation of $0.2 million and both changes in operating assets and liabilities of $0.9 million.

During the year ended December 31, 2019, net cash used in operating activities of $0.2 million was primarily due to our net loss of $1.3 million, partially offset by stock-based compensation of $0.2 million and changes in operating assets and liabilities of $0.9 million.

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Investing Activities

During the year ended December 31, 2019 and 2020, the Company did not engage in any investing activities.

Financing Activities

During the year ended December 31, 2020, net cash provided by financing activities of $0.2 million consisted primarily of proceeds from the sale and issuance of our convertible notes.

During the year ended December 31, 2019, net cash provided by financing activities of $1.0 million consisted primarily of proceeds from the sale and issuance of our convertible notes.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing research and development activities, particularly as we advance into planned clinical development of our product candidates and expand the research efforts and preclinical activities associated with our other existing programs and discovery platform. In addition, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. As a result, we expect to incur substantial operating losses and negative operating cash flows for the foreseeable future.

As of December 31, 2020, we had cash and cash equivalents of $375,000. We believe that our existing cash and cash equivalents, together with the anticipated net proceeds from this offering, will enable us to fund our operating expenses, debt repayment obligations and capital expenditure requirements into 2022. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with product development, and because the extent to which we may enter into collaborations with third parties for the development of our product candidates is unknown, we may incorrectly estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our funding requirements and timing and amount of our operating expenditures will depend on many factors, including, but not limited to:

●	the scope, progress, results and costs of research and development for our current and future product candidates, including our current and planned clinical trials;
●	the scope, prioritization and number of our research and development programs;
●	the scope, costs, timing and outcome of regulatory review of our product candidates;
●	the costs of securing manufacturing materials for use in preclinical studies, clinical trials and, for any product candidates for which we receive regulatory approval, use as commercial supply;
●	the amount and timing of revenue, if any, received from commercial sales of any product candidates for which we receive regulatory approval;
●	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property and proprietary rights and defending any intellectual property-related claims;
●	the extent to which we may acquire or in-license other products, product candidates, technologies or intellectual property, as well as the terms of any such arrangements;
●	the impacts of the COVID-19 pandemic; and
●	the costs of continuing to expand our operations and operating as a public company.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for several years, if ever. Accordingly, we will need to obtain substantial additional funds to achieve our business objectives.

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Our expectation with respect to our ability to fund current planned operations is based on estimates that are subject to risks and uncertainties. Our operating plan may change as a result of many factors currently unknown to management and there can be no assurance that the current operating plan will be achieved in the time frame anticipated by us, and we may need to seek additional funds sooner than planned.

Adequate additional funds may not be available to us on acceptable terms, or at all. Market volatility resulting from the COVID-19 pandemic or other factors could also adversely impact our ability to access capital as and when needed. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Additional debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially dilute your ownership interest.

If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may have to significantly delay, reduce or eliminate some or all of our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

For additional information on risks associated with our substantial capital requirements, please see “Risk Factors—Risks Related to Our Limited Operating History, Financial Position and Capital Requirements—Even if this offering is successful, we will need to obtain substantial additional funding to finance our operations and complete the development and any commercialization of any current or future product candidates. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate one or more of our research and development programs or other operations.”

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S. The preparation of consolidated financial statements in accordance with generally accepted accounting principles in the U.S. requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. The consolidated financial statements include estimates based on currently available information and our judgment as to the outcome of future conditions and circumstances.

Among the significant judgments made by management in the preparation of our financial statements are the following:

Research and Development

We account for research and development costs in accordance with the Accounting Standards Codification subtopic 730-10, Research and Development (“ASC 730-10”). Under ASC 730-10, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and developments costs are expensed when the contracted work has been performed or as milestone results have been achieved. Company-sponsored research and development costs related to both present and future products are expensed in the period incurred.

Stock-Based Compensation

All stock-based payments to employees and to nonemployee directors for their services as directors consisted of grants of restricted stock and stock options, which are measured at fair value on the grant date and recognized in the statements of operations as compensation expense over the relevant vesting period. Restricted stock payments and stock-based payments to nonemployees are recognized as an expense over the period of performance. Such payments are measured at fair value at the earlier of the date a performance commitment is reached, or the date performance is completed. In addition, for awards that vest immediately and are non-forfeitable, the measurement date is the date the award is issued.

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Use of Estimates

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the recoverability and useful lives of long-lived assets, the fair value of long-term operating leases, patent capitalization, fair value of acquired assets, the fair value of the Company’s stock, stock-based compensation, fair values relating to derivative liabilities and the valuation allowance related to deferred tax assets. Actual results may differ from these estimates.

Income Taxes

Deferred income tax assets and liabilities are determined based on the estimated future tax effects of net operating loss and credit carryforwards and temporary differences between the tax basis of assets and liabilities and their respective financial reporting amounts measured at the current enacted tax rates. We record an estimated valuation allowance on our deferred income tax assets if it is not more likely than not that these deferred income tax assets will be realized. We recognize a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options and Derivatives and Hedging—Contracts in Entity’s Own Equity, which simplifies the accounting for convertible instruments. The guidance removes certain accounting models which separate the embedded conversion features from the host contract for convertible instruments. Either a modified retrospective method of transition or a fully retrospective method of transition is permissible for the adoption of this standard. Update No. 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted no earlier than the fiscal year beginning after December 15, 2020. The Company is currently evaluating the potential impact of the adoption of this standard on its financial statements.

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

JOBS Act

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (“Securities Act”) for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have chosen to take advantage of the extended transition periods available to emerging growth companies under the JOBS Act for complying with new or revised accounting standards until those standards would otherwise apply to private companies provided under the JOBS Act. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates for complying with new or revised accounting standards.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

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BUSINESS

Overview

We are a clinical-stage biotech company developing new, innovative therapies for conditions that are defined by deficits in neurocognition from injury, degeneration and aging. Our first two indications are for (i) mild traumatic brain injury (mTBI), known as concussion, and (ii) the cognitive decline, lethargy and “brain-fog” associated with Covid-19 infection, known as Covid Longhauler syndrome (Long Covid).

Oxeia Biopharmaceuticals, Inc. was founded in 2014 based on traumatic brain injury research conducted at the University of California, San Diego by Dr. Vishal Bansal, a co-founder of the company. Worldwide and exclusive rights to the intellectual property supporting the use of ghrelin to treat concussion were licensed from the Regents of the University of California.

OXE103 is a synthetic human peptide hormone called ghrelin. Ghrelin crosses the blood-brain barrier, binds to receptors in the brain, and activates a number of metabolic pathways that control brain energy homeostasis and are neuroprotective. In addition to energy homeostasis ghrelin acts in the brain to improve connectivity by enhancing signal potentiation along nerves and increasing cell to cell connectivity. In Phase 1 studies, OXE103 has been demonstrated to be well tolerated with no serious adverse events. In 2018 we conducted a pre-IND (Investigational New Drug) meeting with the U.S. FDA on our clinical approach in concussion including appropriate endpoints and trial design. We are currently conducting a Phase 2 study under an open IND at the University of Kansas Medical Center in two concussion populations. The first population are patients who have sustained a head injury and are admitted to the trauma unit. These patients will be administered OXE103 within 24 hours of injury. The second population are patients with a head injury who do not seek medical help immediately after injury but are seen at post-concussion clinics. These patients will be treated within 28 days of their injury.

Concussions can result in a serious, long-lasting impact on daily life. Concussion symptoms include chronic headaches, depression, irritability, problems with thinking and memory, vision and balance issues and sleep disorders. Research over the last two decades has increasingly linked concussions to neurodegenerative conditions including dementia, Alzheimer’s disease and chronic traumatic encephalopathy (CTE). No longer considered as a passing consequence treated with rest and rehabilitation, individuals suffering from concussions need effective therapeutic solutions.

We are also in the planning stages of a Long Covid study. Long Covid syndrome is an emerging, yet serious complication seen in non-hospitalized patients who develop persistent symptoms after infection with Covid-19. Symptoms seen with Long Covid syndrome include cognitive fog, lethargy, headache, numbness and tingling, loss of smell, and loss of taste. The symptoms of Long Covid syndrome particularly cognitive fog and fatigue are similar to the cognitive effects and fatigue seen with concussion.

Neurocognitive disorders and OXE103 Treatment

The brain is an important organ that controls our cognitive ability including our memory, our emotions, and our consciousness. In addition, the brain controls functions of all the other organs in the body through neural connectivity and neuronal signal transmission. Damage to neurons and axons in the brain including oxidative damage via reactive oxygen species, inflammatory mediators, mitochondrial dysfunction, impaired neural energy regulation and degeneration of axonal connectivity are thought to be common across a number of neurodegenerative conditions. Animal models using OXE103 (ghrelin) have demonstrated positive findings in traumatic brain injury, cerebral ischemia, stroke, Parkinson’s disease and Alzheimer’s disease. The close relationship between injury, degeneration and aging and the role of ghrelin (OXE103) is depicted in Figure 1.

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Figure 1 Neurocognition Has Multiple – Sometimes Overlapping – Etiologies with OXE103 (Ghrelin) Playing A Central Role

Concussion Biology

Concussions are a ‘brain shake’ resulting in rapid energy utilization and a neurometabolic crisis in the first day of injury. To compensate for the crisis, mitochondria enter a hyperactive state, which is toxic and impairs neuron function. We believe that protecting mitochondria function with the administration of our OXE103 product candidate may alleviate the energy crisis and aid in concussion recovery.

Concussions/mild TBI (mTBI) is caused by a direct or indirect blow to the head leading to an altered mental state. Loss of consciousness may occur, and the patient may have significant neurologic symptomatology despite an absence of structural damage to the brain or intracranial hemorrhage as assessed by brain CT. Concussions are a type of mild traumatic brain injury where the brain is “shaken” in its cavity resulting in broad neuronal destabilization and abnormal brain metabolism. In the acute phase, concussive force transmitted through the brain causes depolarization of membranes, cellular hyper-excitation, profound energy depletion, and an increase in reactive oxygen species and axonal connectivity damage leading to global neuronal dysfunction.

This cascade of brain changes can lead to a constellation of concussion symptoms across cognitive, emotional, and somatic domains. It is precisely, these symptoms of concussion/mTBI that cause significant disease burden in patient resulting in changes and alterations of normal daily functional activities.

Figure 2: Following a concussion, massive depolarization causes significant neuronal electrolyte shifting and mitochondrial hyper-reactivity inducing a temporary bioenergic state (note decreased glucose levels) generating massive reactive oxygen species (ROS).

Persistent metabolic energy dysregulation and axonal damage following injury can lead to neuronal cell death and inflammation, which exacerbates symptoms and prolongs recovery. Damage to axon membranes and microtubule structures causing connectivity issues may persist well-after concussion symptoms resolve. These connectivity issues may contribute to post-concussion syndrome and increased susceptibility to second concussions. Symptoms that persist beyond 30 days from the injury occur in 10-15% of patients and are termed Post Concussive Syndrome (PCS). PCS can last for months to years with debilitating neuro-cognitive, emotional and behavioral symptoms.

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Therapies that (i) restore normal neuro-metabolic energy homeostasis, (ii) re-establish normal axonal connectivity, and (iii) protect against neuronal cell death and inflammation are needed to address the immediate acute and subacute disease burden of concussion/mTBI and COVID-19 sequelae. Symptoms are an outward manifestation of underlying neurologic changes that have historically been overlooked but are now recognized as significant injuries that if left untreated may by the precursor to later onset dementia.

COVID-19 Long Covid Biology

The virus SARS-CoV-2, the pathogen responsible for COVID-19, causes significant infectious complications beyond influenza like illness and potentially severe pneumonia and respiratory failure. Indeed, almost every organ system can potentially be affected. Of significant interest is the potential COVID-19 consequence on the central nervous system, particularly the neuropsychiatric pathway. Multiple reports are now detailing a distinct, long term neurological sequelae of COVID-19. These symptoms, often termed “COVID-19 Long Covid” are a combination of persistent fatigue, headaches, cognitive impairment, anxiety, depression, sleep disturbances, and issues with taste and smell. In a cohort of 402 COVID-19 survivors in Italy, 56% demonstrated at least one significant neuropsychiatric symptom one month following hospitalization. In another study, approximately 33% of patients reported “brain-fog” or difficulty with memory and thought following COVID-19 hospitalization. The current pathophysiology is still under investigation; however, current evidence suggests the mechanism for COVID-19 induced brain injury is a combination endothelial damage, microvascular injury, hyperinflammation, mitochondrial impairment, reactive oxygen species generation and neuronal injury. In autopsy studies of COVID-19 patients, the brain showed significant inflammation, and invasion of inflammatory cells. What is particularly interesting is significant inflammation to the hippocampus, an area also significantly affected from concussion. In another autopsy study of COVID-19 patients, inflammation and activation of microglia were centered in the hippocampus which resulted in neuronal tissue loss. Finally, Stefano et al, has proposed a compelling hypothesis based on current data, showing the role of mitochondria dysfunction by COVID-19 infection. Similar to brain injury, the damaged metabolic response, at least in part, can lead to the cognitive fog often seen in COVID-19 Long COVID.

Brain fog: COVID-19 target for long-term rehabilitation

SARS-CoV-2
Psychiatric manifestations
Brain fog – cognitive functions that are energy sensitive become functionally disruptive, favoring viral replication and behavior of host benefiting viral propagation
Brain
gastro-intestinal
cardiovascular
Mitochondrial infection induces
Brain infection increases, enhanced by viral load/targets
Long-term enhanced mitochondrial and viral genome interaction
Hypoxia-mitochondrial response (genomic & then metabolic)
Proinflammatory response
Chronic hypoxia – prolonged presence benefits viral reproduction and spreading of favorable micro-environment

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Figure 3: The proposed mitochondrial pathophysiology of COVID-19 brain fog. Direct targeting of neuro mitochondria from SARS-Cov-2 induced hyperinflammation, leading to mitochondrial dysfunction resulting in brain fog symptomology (Stefano et al 2021)

Cognitive impairment caused by oxidative stress neuroinflammatory reactions lead to neurodegeneration, which induces inflammation in the central nervous system (CNS). Neurodegeneration is a condition in which the neuronal structure and functions are altered, with reduced neuronal survival and increased neuronal death in the CNS. The CNS is a highly complex structure as compared to other organs in the body. It is not yet known why CNS neurons fail to regenerate after damage. Currently, there are no therapeutic agents that can induce neuronal regeneration in the damaged or affected regions in the brain. Therefore, there is no drug to treat any neurodegenerative diseases effectively, though several new diagnostic and drug delivery procedures such as nanotechnology delivery of drugs have been tried extensively in the last decade. Therapies with multimodal mechanisms of action such as inhibition of excitotoxicity, Ca+ overload, oxidative stress, apoptosis and endoplasmic reticulum stress are likely to be required in order to achieve efficacy in the treatment of neurodegenerative diseases.

OXE103

Ghrelin is a 28 amino acid neuro-peptide hormone that crosses the blood brain barrier and is responsible for maintaining brain energy homeostasis and neuroprotection related to neuronal cell preservation, axonal connectivity, and decreased inflammation. Similar to other hormones with pleotropic activity ghrelin effects are multimodal making it well uniquely positioned to treat the constellation of damage resulting from concussion/mTBI.

OXE103 is a polypeptide composed of a 28 amino acid sequence that is identical to the endogenous acyl-ghrelin. Acyl-Ghrelin is a natural ligand for the ghrelin receptor, also known as growth hormone secretagogue receptor (GHSR-1a) and is the only known peripherally produced orexigenic hormone. The amino acid sequence of ghrelin is well conserved across species, indicative of its biological importance. The GHSR-1a receptor is found in numerous regions of the brain including the cortex, hypothalamus, hippocampus and mid-brain (24). Ghrelin enters the brain from the peripheral system by crossing the blood-brain-barrier, an important feature for potential neurological drug agents. The physiological and pharmacological effects of ghrelin are thought to be diverse, pleiotropic and complex, including growth hormone secretion, appetite stimulation, regulation of brain energy balance, neurogenesis (synapses), neuroprotection, and regulation of the immune system .

We believe the pleotropic effects and activation of multiple metabolic pathways make ghrelin uniquely suited to address the acute symptoms and underlying pathology of concussion/mTBI and COVID-19 Long Covid.

●	Restores ATP stores and increases brain access to glucose.
●	Decreases reactive oxygen species which result from oxidative stress and are neurotoxic
●	Protects neurons against cell death
●	Increases neurogenesis including axonal connectivity, cell number and synaptic connections. Circulating ghrelin can reach the hippocampal formation, where it alters neuronal morphology, regeneration of long-term potentiation (LTP) and behavioral outputs.
●	Anti-inflammatory activity

Energy metabolism is severely altered in concussion or mild traumatic brain injury patients (concussion/mTBI). In the acute injury phase hypermetabolism is observed in response to ionic and neurotransmitter flux caused by the physical injury. Active transport processes are needed to rebalance electrolytes for normal function and consequently a substantial and pathological increase in neuro-energy demand occurs. Cerebral glucose levels remain depressed for 7 – 10 days, consistent with the average duration of recovery from concussion/mTBI. Secondary reactive oxidative species (ROS) production, inflammation and neuronal apoptosis are also observed. Recent nonclinical studies of ghrelin as a neuroprotective intervention in several central nervous system models report increased mitochondrial respiration and synaptic density, and reduced ROS, inflammation, and tau protein phosphorylation. The binding of ghrelin to the GHSR-1a receptor increases mitochondrial membrane protein UCP-2 expression. UCP-2 directly “uncouples” oxidative phosphorylation thereby decreasing ROS generation, and increases mitochondrial generation and respiration. Ghrelin increases mitochondrial respiration and decreases ROS; Figure 3 below.

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Figure 3: Ghrelin Activation of UCP-2 Pathway

Figure 3: The mechanism of action of ghrelin. Ghrelin directly binds to its receptor GHS-R1a (located densely in the hippocampus and midbrain) and increases UCP-2 expression. UCP-2 uncouples oxidation within the mitochondria decreases ROS and, importantly, increases mitochondrial biogenesis.

UCP2 and GHSR-1 knockout model studies have separately reported UCP2 overexpression as neuroprotective and enhanced mitochondrial respiration after ghrelin administration to be UCP-2 dependent. Furthermore, ghrelin directly increases the synaptic density of the hippocampus.

One of the unique properties of GHS-R1 is the abundance of this receptor located within the hippocampus, an important part of the cognition circuit. In a series of earlier experiments by Diano et al, ghrelin was shown to increase hippocampal synaptic density and connectivity. Ghrelin knockout animals had a noticeable decrease in hippocampal synaptic density; however, following exogenous ghrelin treatment wild type density was restored (Figure 4).

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Figure 4: Ghrelin Increases Synaptic Density

Figure 4: Ghrelin increases synaptic density in wild-type mice (a). In Ghrelin -/- animals, there is noticeable difference in synaptic density, this difference is restored with exogenous ghrelin treatment.

Improved memory and neurocognition are also observed with ghrelin treatment. Taken together, ghrelin’s effects are specifically relevant to limiting metabolic impairment and connectivity damage leading to neurological impairment.

Ghrelin has also been shown to limit inflammation and development of ROS following hemorrhagic stroke. Ersahin et al has demonstrated in a murine sub-arachnoid hemorrhage model, that exogenous ghrelin significantly decreased markers for MPO, Superoxide and H2O2, all cytotoxic to neuronal cells and important metabolites of mitochondrial stress. These experiments, and others, show the various effects of ghrelin’s neuroprotective properties.

An observational human study has identified a positive correlation between acute serum ghrelin levels and measures of improved neurocognitive function after concussion. In the study, 118 patients presenting to a large research hospital were included based on concussion diagnosis and followed for 90 days. All patients underwent blood collection at Day 0, 1 and 2 following enrollment and serum samples were retained for subsequent analysis. Neurocognitive testing including memory, reaction time, visual tracking and attention was conducted. Day 90 neurocognitive scores were used to distinguish patients into better and worse performing cohorts. Out of eight hormones analyzed, only ghrelin was shown to be an independent predictor of three-month cognitive outcome. Patients with higher endogenous ghrelin levels were less likely to have cognitive impairment compared to those patients with lower ghrelin levels based on ROC analysis (AUC = 0.904, p< 0.001).

The neuroprotective effects of ghrelin were recently observed in TBI mice models using a controlled weight drop apparatus. Acute intraperitoneal (IP) ghrelin administration (10 μg ghrelin per dose), twice on the day of injury result in significantly higher UCP-2 levels, less loss of brain volume 7 days following injury (p<0.05), significantly less apoptosis in the neurocortex and hippocampus, decreased invasion of inflammatory cells, and, significantly, with respect to potential beneficial effects in clinical trials, improved motor function up to 7 days after injury (p<0.001). Furthermore, the neuroprotective action of ghrelin in TBI is dependent on binding to the GHSR-1 receptor.

In a mouse model of TBI using a controlled cortical impactor with standardized settings for milder injury subcutaneous ghrelin administration (10 μg ghrelin per dose) at 10 minutes and one hour after injury significantly reduced ROS. Animals (n = 5 per group, 3 groups) were sacrificed 24 hours after injury and whole brain ROS was assessed by a flow cytometer oxidative burst assay. Treatment with ghrelin significantly decreased oxidative burst as compared to sham and vehicle treated groups (p<0.05). HOCL formation (myeloperoxidase staining) and neutrophil infiltration (Gr-1 staining) in the hippocampus were also notably reduced versus sham and vehicle treated groups.

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OXE103 neuroprotective activity has been demonstrated in a commonly used animal model for ALS (transgenic mice) that overexpress the mutant human superoxide dismutase 1 (SOD1) gene (SOD1G93A mice). In this model, the number of motor neurons was assessed after 7 weeks of OXE103 treatment (50 μg/day, SC infusion) from 10 weeks of age. The number of motor neurons in sections of the spinal cord was significantly higher in the OXE103 treated group when compared with the vehicle treated group, indicating that OXE103 protected against degeneration of motor neurons in the spinal cord of SOD1G93A mice.

Commercial Opportunity and Market Protection

We are currently developing OXE103 for indication in two potential populations:

●	Patients diagnosed with concussion
●	Patients diagnosed with Long Covid.

In both indications we are currently pursuing OXE103 as a mono-therapy to reduce the clinical signs and symptoms of each disease and severity thereof. We have begun Phase 2 studies in concussion populations already and are currently finalizing protocol development to enable discussions with the U.S. FDA on initiating the phase 2 study in Long Covid.

Concussion Case Rates

The U.S. Centers for Disease Control and Prevention estimates that approximately 3 million traumatic brain injury cases are diagnosed in U.S. emergency departments annually. Of these cases approximately 80% of these injuries are concussions, suggesting an annual incidence of 2.5 million. Approximately 75% of concussion injuries were related to falls and motor vehicle accidents. The body of scientific literature of the consequences of concussion, including persistent and chronic symptoms, links to dementia and neurodegenerative disease and, the suicidal ideation (including several prominent athletes), has been reported extensively. It is estimated that 5.3 million persons in the United States are living with a chronic TBI-related disability.

The annual U.S. healthcare system costs for head injury care are reported to be $160B (Coronado et al, J Head Trauma Rehabil 2015). This estimate is on par with cost of care and lost productivity associated with diabetes, heart disease and cancer. Meanwhile drug development programs for concussion are few in comparison to hundreds for these other diseases (Table 2).

Table 2: Annual US Healthcare Costs in $ Billions versus Pharma R&D spend.

	Heart disease		Diabetes		Cancer		Concussion
US costs (direct and indirect)	$444	B	$245	B	$125	B	$160	B
Annual drug development spend	$56	B	$50	B	$85	B	~0
Number of drugs in development	599		475		1813		<5
Spend per drug program	$93	M	$105	M	$47	M	$0

Sources: CDC; WedMD, American Cancer Society, American Diabetes Association, PhRMA Reports, Statista Database (www.statista.com), Coronado et. al, J Head Trauma Rehabill 2015.

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While the reported incidence and costs of concussion is staggering, it is very likely underreported and under-diagnosed. The Concussion Legacy Foundation, estimates only 1 out of every 6 concussions is currently diagnosed. Further, the World Health Organization has estimated upwards of 40 million traumatic brain injury cases occur annually worldwide based on documentable sources, in all likelihood the actual figure is much higher. Concussions clearly occur at epidemic proportions by multiple measures and represent a large unmet need.

The current standard of medical care for a concussion is to rest and undergo physical and/or cognitive therapy until symptoms resolve. This approach is highlighted in guidelines for major medical associations that represent physicians that treat concussions including the American Academy of Neurology, American Association of Neurological Surgeons and the American College of Sports Medicine.

Long Covid Case Rates

John’s Hopkins University estimates that worldwide COVID-19 has affected close to 220 million people causing 4.5 million deaths. In the US alone 40 million cases have been confirmed with 642,000 deaths. As of May 29, 2021, however, the CDC has estimated that 120 million infections had occurred in the United States with 101 million of those infections associated with symptomatic illness. The differences in these numbers are related to the extent of testing and reporting. The percent of non-hospitalized Covid patients that develop Long Covid with neurologic symptoms including cognitive fog and fatigue has been estimated at 30% of non-hospitalized symptomatic patients. Therefore, the Long Covid population with neurologic symptoms may range from 12 million – 30 million people in the United States alone.

There are currently no U.S. FDA approved drug therapies for the treatment of concussion or Long Covid.

Market Sizing Context

As there are no current approved treatments for either of our two primary indications, we reference a comparable neurologic condition to provide context for the overall market opportunity. Concussion and Long Covid have symptomatic similarity to neuropsychiatric conditions such as a depression and anxiety. The combined concussion and Long Covid patient population in the U.S. is comparable to the population of adults experiencing a major depressive episode (19.4 M in 2019 per NIMH reports). According to Global Market Insights, a market research company, the global anti-depressant market is $13.5 BN and is expected to grow to greater than $22 BN by 2027 (7.2% CAGR), growth that is impart fueled by Covid-19. Concussion and Long Covid combined may offer a similar market opportunity for OXE103.

In the U.S. neurologists primarily treat concussion and Long Covid patients. Assuming OXE103 receives marketing authorization in the U.S., we would look to build a specialty pharmaceutical sales and marketing organization to detail the ~16,000 neurologists (American Association of Neurology) in the U.S. Simultaneously we plan to explore commercialization partnerships with leading pharmaceutical companies that already have sales and marketing activities in the neurology field.

More accurate market sizing for OXE103 will be achieved through a formal survey of payors and physicians that will be commissioned after the Phase 2 studies for each indication are completed. The Phase 2 data will inform risk/benefit profile for OXE103 that can be discussed with payors and physicians to determine potential treatment rates, pricing and revenue opportunity.

Toxicology Summary

Extensive nonclinical toxicology work on OXE103 (alternatively SUN11031) has been conducted to support the safety of OXE103 (over 70 ADME/Toxicology studies). OXE103 has a very safe profile in toxicity studies. The NOAEL (No Adverse Event Level) in a 26-week study in rats was 3000 μg/kg/day for males, and in a 39 week study in monkeys was 1000 μg/kg/day, i.e., 25 – 75 -fold higher than the planned human dose.

Clinical Safety

OXE103 (SUN11031) has been investigated as a treatment for cachexia (severe muscle wasting) associated with chronic obstructive pulmonary disease (COPD) under a U.S. IND, a treatment for cachexia associated with chronic heart failure (CHF; conducted in Poland), and as a treatment for anorexia nervosa or eating disorders not otherwise specified (in Japan). A total of 345 patients have been dosed with OXE103. The vast majority of adverse events reported after intravenous (IV) or subcutaneous (SC) administrations of OXE103 were classified as mild to moderate in severity, and serious adverse events were comparable between 1) placebo and active and 2) IV and SC routes of administration. Subcutaneous doses of 40ug/kg twice daily have been administered for up to 12 weeks and been well tolerated. OXE103 has been well tolerated in all SC and IV studies conducted to date and supports the proposed subcutaneous dose of 40 μg/kg bid for 14 days in the proposed OXE103-101 clinical study. Table 3 provides a listing of adverse events and their frequency from a 224 patient trial conducted in a patient population that had cachexia associated with COPD.

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Table 3: Adverse Events of OXE103 (SUN11031) in COPD Cachexia population (Levinson 2012)

Event	OXE103 20 μg/kg, n (%)	OXE103 40 μg/kg, n (%)	Placebo, n (%)
Injection site hematoma	3 (4.0%)	7 (9.2%)	7 (9.6%)
Headache	4 (5.3)	5 (6.6)	5 (6.8)
Weight decreased	6 (8.0)	4 (5.3)	3 (4.1)
Bronchitis	5 (6.7)	3 (3.9)	4 (5.5)
Diarrhea	2 (2.7)	1 (1.3)	7 (9.6)
Nasopharangitis	6 (8.0)	2 (2.6)	1 (1.4)
Nausea	1 (1.3)	5 (6.6)	3 (4.1)
Back pain	4 (5.3)	3 (3.9)	1 (1.4)
Injection site pain	4 (5.3)	2 (2.6)	2 (2.7)
Abdominal pain upper	4 (5.3)	3 (3.9)	0 (0.0)
Hypertension	1 (1.3)	1 (1.3)	4 (5.5)
Insomnia	0 (0.0)	4 (5.3)	1 (1.4)
Hyperhidrosis	2 (2.7)	4 (5.3)	0 (0.0)

Note: Table reports adverse events reported at a greater than 5% level in any of the three groups. COPD was reported as the most frequent event but has been excluded from the summary table as it is a characteristic of the population being studied and not necessarily attributable to OXE103 administration.

An independent literature review of prior ghrelin studies (121 studies/1850 patients) found adverse events to occur at primarily a “mild degree of severity” as well.

OXE103-101 Clinical Study

Concussion Trials

We are presently entering Phase 2 human trials for concussion. These studies are important in advancing treatment, as we believe that OXE103 may directly address the underlying pathology of concussion.

Our current Phase 2 trial will study two concussion patient populations. The first population will treat patients within 28-days of their injury who are highly symptomatic at screening. This is the patient population that currently does not seek medical help immediately but days after their injury may visit a post-concussion clinic with persistent symptoms. We are conducting this part of the trial using an open label trial design. Our first subjects were randomized in March of 2021. The goal of the study is to reduce symptom burden with OXE103 treatment. Measures of cognition, symptoms, balance and quality of life will also be tracked to provide objective assessment of recovery. The study has been designed in collaboration with leading neuro-trauma and concussion experts.

The second population of our Phase 2 study is treating subjects who have visited the emergency room within 24 hours of suffering a concussion. This study focuses on understanding whether early treatment has a significant benefit for patients, as well. The study design for this part of the trial will be a randomized, placebo-controlled study. Subjects that meet the enrollment criteria and complete Informed Consent forms will be randomly assigned to either a study arm that receives OXE103 or will be assigned to an arm that receives placebo.

Drug and placebo for both parts of the study will be administered by subcutaneous injection twice daily beginning on the day of enrollment and continuing for 14 consecutive days. Subjects will be intermittently assessed for 28 days per the efficacy objectives described below. Subjects will be required to return to the site for clinical visits on Days 7, 14, 21 and 28. Assessments on interim days will be conducted at the subjects residence.

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The objective of the Phase 2 study is to demonstrate a clinically meaningful decrease in concussion related disease burden. Data from this trial will be used to refine clinical endpoints and support sample size and patient population determinations for Phase 3 studies.

The efficacy objectives are to:

1.	Evaluate the efficacy in subjects with concussion/mTBI of OXE103:

●	Change in symptoms associated with concussion/mTBI via a 22 symptom Post Concussion Symptom Score (PCSS) commonly used to monitor resolution of concussion/mTBI
●	Change in cognitive function as assessed by objective cognitive testing
●	Changes in balance using the Balance Error Scoring System (BESS)
●	Change in patient reported assessment of disease

2.	Explore the pharmacodynamics effects of OXE103 compared to placebo by evaluating:

●	Changes in blood concentration of biomarkers
●	Relationships between biomarkers and symptom burden or cognitive function

Long Covid Trials

Planning and design of our trials for Long Covid are currently underway. We are in discussion and have received an initial proposal with a nationally recognized CRO to conduct a feasibility study to identify sites that are active in treating Long Covid with neurologic symptoms that could act as potential sites for our planned clinical studies. In parallel we have engaged a highly published academic physician as an advisor who has experience with Long Covid patients and who has published several papers on Cognitive Fog and fatigue. We expect the endpoints for neurologic Long Covid to be very similar to our endpoints in concussion with a focus on cognitive testing, neurologic symptom assessment and quality of life assessments. We expect that availability of patients will continue as the Delta variant continues to cause a significant number of new infections. Patients with Long Covid continue with symptoms long after their initial infection.

Our Intellectual Property

Our success depends in part on our ability to obtain patents and trademarks, maintain trade secret and know-how protection, enforce our proprietary rights against infringers, and operate without infringing on the proprietary rights of third parties. Because of the length of time and expense associated with developing new products and bringing them through the regulatory approval process, the health care industry places considerable emphasis on obtaining patent protection and maintaining trade secret protection for new technologies, products, processes, know-how, and methods.

We have developed a patent strategy to support commercialization of OXE103 for concussions and other indications of interest.

Method of Use for ghrelin to treat Concussion / mTBI

We are the exclusive license holder to worldwide rights to U.S. Patent No. 9,119,832 from the Regents of the University of California (UC). The patent provides protection for the use of ghrelin as a concussion treatment in the United States. Corresponding foreign applications have been filed in major pharmaceutical markets including Australia, Brazil, Canada, Europe, Israel, Eurasia, Japan, South Korea, Mexico and New Zealand. The patent was issued on September 1, 2015 and expires in approximately 2034. Dr. Vishal Bansal (our co-founder) is an inventor of the patent.

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Table 4 below provides a summary of our patents and applications (owned or licensed) relating to concussion.

Table 4: Oxeia Concussion Patent Families

Country	Appl./Pat. No.	Filing Date	Status
United States	9,119,832	09/15/2014	Patented
United States	10,105,416	02/05/2015	Patented
United States	10,617,740	02/05/2015	Patented
United States	16/844,934	02/05/2015	Pending
United States	15/505,067	8/18/2015	Pending
Australia	2015214028	02/05/2015	Patented
Brazil	112016017886.6	02/05/2015	Pending
Canada	2,945,487	02/05/2015	Pending
Eurasian Patent Organization	201691567	02/05/2015	Pending
European Patent Office	3102226	02/05/2015	Patented Validated in Switzerland, Germany, Denmark, Spain, France, the United Kingdom, Ireland, Italy and the Netherlands
Israel	246957	02/05/2015	Pending
Japan	6675315	02/05/2015	Patented
Korea (South)	20160110520	02/05/2015	Pending
Mexico	MX/a/2016/010085	02/05/2015	Pending
New Zealand	722600	02/05/2015	Pending

In addition to our patent strategy for concussion we have begun to file new IP on the use of OXE103to treat Long Covid. We believe that we are one of the first companies to target the Long Covid symptoms of cognitive fog and lethargy. Because this is such a new and developing sequela to infection with SARS Cov-2 we will be developing our patent portfolio as we collect data from our clinical trials. We are excited to be one of the first companies to focus on the long-term health consequences of Covid.

When appropriate, we actively pursue protection of our proprietary products, technologies, processes, and methods by filing United States and international patent and trademark applications. We seek to pursue additional patent protection for technology invented through research and development, manufacturing, and clinical use of our technology that will enable us to expand our patent portfolio around advances to our current systems, technology, and methods for our current applications as well as beyond the treatment of Long Covid and concussion.

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There can be no assurance that the pending patent applications will result in the issuance of patents, that patents issued to or licensed by us will not be challenged or circumvented by competitors, or that these patents will be found to be valid or sufficiently broad to protect our technology or provide us with a competitive advantage.

To maintain our proprietary position, we also rely on trade secrets and proprietary technological experience to protect proprietary manufacturing processes, technology, and know-how relating to our business. We rely, in part, on confidentiality agreements with our marketing partners, employees, advisors, vendors and consultants to protect our trade secrets and proprietary technological expertise. In addition, we also seek to maintain our trade secrets through maintenance of the physical security of the premises where our trade secrets are located. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, that others will not independently develop equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets and proprietary knowledge.

There has been and continues to be substantial litigation regarding patent and other intellectual property rights in the pharmaceutical and medical device areas. If a third party asserts a claim against us, we may be forced to expend significant time and money defending such actions and an adverse determination in any patent litigation could subject us to significant liabilities to third parties, require us to redesign our product, require us to seek licenses from third parties, and, if licenses are not available, prevent us from manufacturing, selling or using our system. Additionally, we plan to enforce our intellectual property rights vigorously and may find it necessary to initiate litigation to enforce our patent rights or to protect our trade secrets or know-how. Patent litigation can be costly and time consuming and there can be no assurance that the outcome will be favorable to us.

Clinical Drug Supply and Manufacturing

We acquired rights to purchase OXE103 formulated drug from Daiichi Sankyo, Ltd (DSP). DSP has manufactured multiple lots of drug supply, diluent and matching placebo for use in clinical studies. These lots are stored in the US and in Japan under current good manufacturing practice (cGMP) and are in sufficient quantities to support our Phase 2 study plans. The drug is in lyophilized form and is reconstituted with diluent prior to clinical use. Additional lots to support subsequent studies will be manufactured by an already identified third-party manufacturer with significant experience with ghrelin.

We do not own or operate and do not intend to establish our own ghrelin manufacturing facilities.

License Summaries

License for intellectual property from Regents of the University of California

We maintain an exclusive worldwide license to intellectual property from the Regents of the University of California. The license grants us exclusive, worldwide rights to intellectual property related to the use of ghrelin to treat concussions. The license includes milestone payments that are tied to clinical development milestones. A low single digit annual royalty on sales is also due should ghrelin be approved for treatment of concussions in any market. The license is currently in good standing.

License for SUN11031

We also maintain a license to SUN11031 data, patents and clinical supply. SUN11031 is a ghrelin molecule previously developed by Daiichi Sankyo Co. Ltd, a multi-national pharmaceutical company headquartered in Japan.

SUN11031 was licensed from Japanese company called Gastheos, Inc. We have an exclusive license for the field of concussion and traumatic brain injury, and COVID-19 related applications in all geographies excluding Japan and South Korea. The license requires us to pay Gastheos fees as clinical development milestones are met and upon an NDA approval from the US FDA. The license includes a low single digit annual sales royalty upon commercialization and an option to purchase clinical drug supply from pre-existing lots. The license is currently in good standing.

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Government Regulation

Our products are subject to extensive and rigorous government regulation by foreign regulatory agencies and the US Food and Drug Administration (FDA). Foreign regulatory agencies, the FDA, and comparable regulatory agencies in state and local jurisdictions impose extensive requirements upon the research, clinical development, approval, manufacturing, testing, labeling, marketing, advertising and promotion, pricing, storage and distribution of pharmaceutical products. Failure to comply with applicable foreign regulatory agency or FDA requirements may result in Warning Letters, fines, civil or criminal penalties, suspension or delays in clinical development, recall or seizure of products, partial or total suspension of production or withdrawal of a product from the market.

United States Regulatory Environment

In the US, the FDA regulates drug products under the federal Food, Drug, and Cosmetic Act (FDCA), and its implementing regulations.

The process required by the FDA before drug product candidates may be marketed in the United States generally involves the following:

●	submission to the FDA of an IND, which must become effective before human clinical trials may begin and must be updated periodically, but at least annually;

●	completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with the FDA’s Good Laboratory Practice, or GLP, regulations;

●	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;

●	submission to the FDA of an New Drug Application (NDA) after completion of all pivotal clinical trials;

●	a determination by the FDA within 60 days of its receipt of an NDA to file the NDA for review;

●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities at which the product is produced and tested to assess compliance with current good manufacturing practice, or cGMP, regulations; and

●	FDA review and approval of an NDA prior to any commercial marketing or sale of the drug in the United States.

The development and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product will be granted on a timely basis, if at all.

The results of preclinical tests (which include laboratory evaluation as well as GLP studies to evaluate toxicity in animals) for a particular product candidate, together with related manufacturing information and analytical data, are submitted as part of an IND to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. IND submissions may not result in FDA authorization to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. Further, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive good clinical practice regulations and regulations for informed consent and privacy of individually identifiable information. Similar requirements to the United States IND are required in the EU and other jurisdictions in which we may conduct clinical trials.

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Clinical Trials

For purposes of NDA submission and approval, clinical trials are typically conducted in the following sequential phases, which may overlap:

●	Phase 1 Clinical Trials. Studies are initially conducted in a limited population to test the product candidate for safety, dose tolerance, absorption, distribution, metabolism and excretion, typically in healthy humans, but in some cases in patients.

●	Phase 2 Clinical Trials. Studies are generally conducted in a limited patient population to identify possible adverse effects and safety risks, explore the initial efficacy of the product for specific targeted indications and to determine dose range or pharmacodynamics. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

●	Phase 3 Clinical Trials. These are commonly referred to as pivotal studies. When Phase 2 evaluations demonstrate that a dose range of the product is effective and has an acceptable safety profile, Phase 3 clinical trials are undertaken in large patient populations to further evaluate dosage, provide substantial evidence of clinical efficacy and further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial centers.

●	Phase 4 Clinical Trials. The FDA may approve an NDA for a product candidate, but require that the sponsor conduct additional clinical trials to further assess the drug after NDA approval under a post-approval commitment. In addition, a sponsor may decide to conduct additional clinical trials after the FDA has approved an NDA. Post-approval trials are typically referred to as Phase 4 clinical trials.

Sponsors of clinical trials may submit proposals for the design, execution, and analysis for their pivotal trials under a Special Protocol Assessment, or SPA. A SPA is an evaluation by the FDA of a protocol with the goal of reaching an agreement that the Phase 3 trial protocol design, clinical endpoints, and statistical analyses are acceptable to support regulatory approval of the drug product candidate with respect to effectiveness for the indication studied. Under a SPA, the FDA agrees to not later alter its position with respect to adequacy of the design, execution or analyses of the clinical trial intended to form the primary basis of an effectiveness claim in an NDA, without the sponsor’s agreement, unless the FDA identifies a substantial scientific issue essential to determining the safety or efficacy of the drug after testing begins.

New Drug Applications (NDAs)

The results of drug development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA. NDAs also must contain extensive chemistry, manufacturing and control information. An NDA must be accompanied by a significant user fee, which may be waived in certain circumstances. Once the submission has been accepted for filing, the FDA’s goal is to review applications within ten months of submission or, if the application relates to an unmet medical need in a serious or life-threatening indication, six months from submission. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA may approve the NDA, or deny approval by issuing a Complete Response Letter, or CRL, if the applicable regulatory criteria are not satisfied. A CRL may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we or our collaborators interpret data.

Approval may be contingent on a Risk Evaluation and Mitigation Strategy, or REMS, which limits the labeling, distribution or promotion of a drug product. Once issued, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In addition, the FDA may require testing, including Phase IV clinical trials, and surveillance programs to monitor the safety effects of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs or other information.

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There are three primary regulatory pathways for an NDA under Section 505 of the FDCA: Section 505(b)(1), Section 505(b)(2) and Section 505(j). A Section 505 (b)(1) application is used for approval of a new drug (for clinical use) whose active ingredients have not been previously approved. A Section 505(b)(2) application is used for a new drug that relies on data not developed by the applicant. Section 505(b)(2) of the FDCA was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act. This statutory provision permits the approval of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. A Section 505(j) application, also known as an abbreviated NDA (ANDA), is used for a generic version of a drug that has already been approved.

Other Regulatory Requirements

Products approved by the FDA are subject to continuing regulation by the FDA, including cGMP regulations and their extensive recordkeeping requirements, annual product quality review, adverse event reporting, and product recalls. Adverse event experiences with the product must be reported to the FDA in a timely fashion, and pharmacovigilance programs to proactively look for these adverse events are mandated by the FDA. Drug manufacturers and their subcontractors must register their manufacturing establishments with the FDA and certain state agencies, and these establishments are subject to periodic, unannounced inspections by the FDA and state agencies for compliance with ongoing regulatory requirements, including cGMP. Following such inspections, the FDA may issue notices on Form 483, Untitled Letters or Warning Letters that could cause us or our third-party manufacturers to modify certain activities. A Form 483 Notice, if issued at the conclusion of an FDA inspection, identifies conditions the FDA investigators believe may have violated cGMP or other FDA regulations.

In addition to Form 483 Notices and Untitled Letters or Warning Letters, failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as suspension of manufacturing, seizure of product, injunctive action or possible civil or criminal penalties. We cannot be certain that we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If we or our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may require us to recall our products from distribution or withdraw any potential approvals of an NDA for that product.

The FDA closely regulates the post-approval marketing and promotion of drugs, including direct-to-consumer advertising, dissemination of off-label information, industry-sponsored scientific and educational activities and promotional activities involving the Internet and social media. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to the drug, including changes in indications, labeling, or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new or supplemental NDA, which may require us to develop additional data or conduct additional preclinical studies and clinical trials. Failure to comply with these requirements can result in adverse publicity, Warning Letters, corrective advertising and potential civil and criminal penalties.

Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA (i.e., off-label uses). Such off-label uses are common across some medical specialties, and physicians may believe that such off-label uses are the best treatment for patients in varied circumstances. The FDA does not regulate the practice of physicians, including their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers’ communications regarding off-label use.

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Foreign Regulatory Environment

If we seek to market OXE103 in foreign jurisdictions, we could become subject to a variety of foreign regulations regarding development, approval, commercial sales, and distribution of our products in addition to regulations in the United States. Whether or not we obtain FDA approval for a product, we must obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and can involve additional product testing and additional review periods. The review process may take longer or shorter than that required to obtain FDA approval. The requirements governing, among other things, the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. If we fail to comply with applicable foreign regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, and/or criminal prosecution.

Competition

There are no FDA approved drug therapies available in US to treat concussions specifically. Possible indications for novel therapeutics include reduction of symptom severity and duration after concussion, and possibly improvement in cognitive function after injury. Longer-term studies may further establish a role for therapeutics in reducing the risk of developing neurodegeneration from repeat head trauma.

We are actively monitoring the progress of drug programs in concussion and TBI. Given the earlier stages of development or program limitations of these other programs, Oxeia believes it is in a leading position versus other companies pursuing TBI therapeutics at this stage. There are four TBI programs that are pursuing or have recently pursued a mild TBI study.

1)	Prevachol (Prevacus) – Inhaled progesterone for mild TBI
2)	NNZ-2566 (Neuren Pharma) – IGF-1 derivative
3)	Neurostat (Neurovive Pharma) – Cyclosporin formulation
4)	N-Acetylcysteine Amide (Brighton Biotech) – N-Acetylcysteine derivative

Many of our competitors, either alone or with their strategic partners, have substantially greater financial, technical, and human resources than we do, and more experience in obtaining FDA and other regulatory approvals of treatments and in commercializing those treatments. Accordingly, our competitors may be more successful than us in obtaining approval for TBI therapeutic products and achieving widespread market acceptance. Our competitors’ treatments may be more effectively marketed and sold than any products we may commercialize, thus causing limited market share before we can recover the expenses of developing and commercializing TBI therapeutic products.

Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These activities may lead to consolidated efforts that allow for more rapid development of TBI therapeutic product candidates.

These competitors also compete with us in the recruiting and retaining of qualified scientific and management personnel, the ability to work with specific clinical contract organizations due to conflict of interest, and the conduct of trials in the ability to recruit clinical trial sites and subjects for our clinical trials.

We expect any products that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, price, and the availability of coverage and reimbursement from government and other third-party payors. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are viewed as safer, more convenient, or less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for our current product candidate or any other future product candidate, which could result in our competitors establishing a strong market position before we are able to enter the market.

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Employees

As of December 31, 2020, we had 2 full-time employees and no part-time employees. We are not a party to any collective bargaining agreements. We believe that we maintain good relations with our employees.

Facilities

Our corporate headquarters are located in Boston, Massachusetts, where we occupy facilities totaling approximately [  ] square feet under a lease that expires in [  ].

Legal Proceedings

We may be involved from time to time in ordinary litigation, negotiation, and settlement matters that will not have a material effect on our operations or finances. We are not currently party to any material legal proceedings, and we are not aware of any pending or threatened litigation against us that we believe could have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of each of our executive officers, key employees and directors as of December 6, 2021.

Name	Age	Position
Dr. Michael Wyand	66	Chief Executive Officer
Kartik Shah	44	Director and Co-Founder
Julianne Averill	37	Chief Financial Officer
Dr. Vishal Bansal	48	Chief Science Officer and Co-Founder
Amit Munshi	53	Co-Founder
Mark Iwicki	54	Director
Alex Smith	37	Director
Ted Raad	49	Director

Michael Wyand, D.V.M., Ph.D., Chief Executive Officer and Director

Dr. Michael S. Wyand has served as our Chief Executive Officer and as a member of our board of directors since 2017. He is a biopharmaceutical executive with over 25 years’ experience in managing and building successful product and service oriented life science companies. Dr. Wyand was President/COO of Epirus Biopharmaceuticals where he managed a portfolio of biosimilar monoclonal antibodies at both development and commercial stages. Prior to Epirus Dr. Wyand headed R&D at BioAssets Development, acquired by Cephalon for $120M; and Therion Biologics. At Therion, Dr. Wyand led the development of PROSTVAC, a pox-virus based immunotherapeutic vaccine for prostate cancer, licensed by Bristol-Myers Squibb Company for $975M in 2015. Earlier in his career, Dr. Wyand was President and CSO at Mason Laboratory (Genzyme Transgenics) and served as Principal Investigator on a $7M NIAID AIDS vaccine contract. Dr. Wyand trained in comparative pathology at Harvard Medical School, received his DVM from Purdue University, and his PhD in Pathology and BS in Biology from the University of Connecticut.

Kartik Shah, MS, MBA, Director & Co-Founder

Kartik Shah is a member of the Board of Directors and Co-founder of Oxeia Biopharmaceuticals, Inc. He served as the company’s Chief Business Officer and Chief Financial Officer until 2019. Mr. Shah identified the lead asset and has led Oxeia’s strategy, licensing, planning and intellectual property activities since inception.

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Prior to founding Oxeia, Mr. Shah was VP of Business Development at Cynvenio Biosystems, a molecular diagnostics startup, where he was responsible for developing research partnerships with big pharma and major cancer centers. Prior to Cynvenio, Mr. Shah was a Director and General Manager at Wireless Generation, a SaaS product and consulting business in K-12 education. His clients included the US Department of Education, New York City Public Schools and the Bill and Melinda Gates Foundation.

Earlier in his career, Mr. Shah was a Manager in the Strategy and Corporate Development team at Amgen and a consultant with Oliver, Wyman and Company. He also served as the Chairman of the Board of Trustees for GlobalXFunds from 2008-2018, overseeing 40+ publicly traded ETFs with $10 BN under management.

Mr. Shah holds a BSE in Bioengineering and an MS in Biotechnology from the University of Pennsylvania, and an MBA from Harvard Business School.

Julianne Averill, Chief Financial Officer

Julianne Averill has served as our Chief Financial Officer since December 2021. Julianne joins the company from Danforth Advisors, where she is a consulting senior director, providing operational, financial, and strategic services to biotechnology and health-tech clients. Prior to Danforth, she worked in various positions at public and private high-growth organizations leveraging technology to transform industries, including serving as CFO for Alveo Technologies, a medtech company transforming the consumer health tech market by developing at-home testing for infectious diseases; VP, Finance, & Executive Committee Member for BlackThorn Therapeutics, a biotechnology company pioneering personalized medicine for mental health; Associate VP, Finance & Accounting, for Manifest MedEx, California’s largest nonprofit health information network; and Director of Financial Reporting for Starwood Waypoint Residential Trust. Ms. Averill spent her early career at Deloitte as an audit manager in its life sciences and retail practice.

Ms. Averill is licensed as an active Certified Public Accountant in the State of California and is also a Society of Human Resource Management Certified Professional. She holds a BS in Business Administration and an MS in Accountancy from California State University, Fresno and has received a certificate in Business Analytics from Harvard University.

Vishal Bansal, M.D., Chief Science Officer and Co-Founder

Vishal Bansal, M.D. F.A.C.S. is one of our co-founders and has served as our Chief Science Officer since [_________]. Since 2015, Dr. Bansal is a Director of Trauma Surgery at Scripps Mercy Hospital in San Diego. From 2007 until 2015, Dr. Bansal was on faculty at the University California San Diego as an Associate Professor of Surgery. Dr. Bansal is a clinically active trauma and general surgeon as well as a funded surgical scientist focusing on the physiologic response to brain injury. He has been a principal investigator of three trials in traumatic brain injury. He has nearly 100 peer review publications, book chapters and invited reviews, sits on three national trauma committees, and is a referee for over 25 national and international scientific journals. He is the inventor of ghrelin therapy in mild traumatic brain injury. Dr. Bansal received his undergraduate degree in music from Kalamazoo College and his medical degree from Wayne State University where he graduated Alpha Omega Alpha with high honors. He completed his general surgery internship and residency at The University of Pittsburgh and his fellowship in surgical critical care at UCSD.

Amit Munshi, Co-founder

Amit Munshi is an experienced pharmaceutical executive and Co-founder of Oxeia Biopharmaceuticals, Inc. Mr. Munshi is the President and Chief Executive Officer of Arena Pharmaceuticals, Inc. since May 2016. Previously, Mr. Munshi served as President and Chief Executive Officer and a director of Epirus Biopharmaceuticals, Inc. from May 2012 to May 2016. Prior to Epirus, Mr. Munshi served as Chief Executive Officer of Percivia LLC, a biotechnology company, from 2011 to 2012, was a co-founder and served as Chief Business Officer of Kythera Biopharmaceuticals, Inc., from 2005 to 2010, and held multiple leadership positions at Amgen Inc. from 1997 to 2005, including General Manager, Nephrology Europe. Mr. Munshi holds a B.S. in Economics and a B.A. in History from the University of California, Riverside, and an M.B.A. from the Peter F. Drucker Graduate School of Management at Claremont Graduate University. Mr. Munshi has more than 25 years of global biopharmaceutical industry experience in executive management, business development, product development and portfolio management.

Alex Smith, Director

Alex Smith has served as a member of our board of directors since November 1, 2021. Mr. Smith is a former American football quarterback who played in the National Football League for 16 seasons. He played college football at Utah, where he was recognized as an All-American and led his team to victory in the 2005 Fiesta Bowl.

Ted Raad, Director

Ted Raad joined Oxeia Biopharmaceuticals Board of Directors in 2021. He has extensive experience building and leading great organizations in both specialty healthcare service and pharmaceutical companies.

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Mr. Raad is the CEO and Board Director at Pulmatrix, a clinical stage biopharmaceutical company developing innovative inhaled therapies to address serious pulmonary and non-pulmonary disease using its patented iSPERSE™ technology. Prior to his appointment as CEO, he served as PULMATRiX’s Chief Business Officer and led commercial and business development efforts. He has 20 years of commercial healthcare and life science leadership experience and most recently served as Chief Commercial Officer at Option Care, where he helped separate the specialty home infusion business unit from Walgreens to create the nation’s largest independent home infusion provider. Prior to that, he was a business unit head at Sunovion with overall responsibility for CNS and respiratory products, including assets in asthma and COPD. During his time at Sunovion, Mr. Raad led multiple products through clinical development to commercialization and implemented new strategic alliances in the US and Japan. Earlier in his career, he also gained direct launch experience with Sporanox®, Janssen’s oral itraconazole product to treat fungal infections, and brings that experience to the PULMATRiX PUR1900 program. Mr. Raad holds a BS in Business Administration from University of Colorado at Boulder and an MBA from Thunderbird Global School of Global Management.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Director Independence

Prior to the consummation of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that [  ] are each an “independent director,” as defined under the Nasdaq rules.

Committees of Our Board of Directors

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and its standing committees. We will have a standing audit committee and compensation committee. Our entire board of directors will serve in place of a nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

Our audit committee will be responsible for, among other things:

●	Approving and retaining the independent auditors to conduct the annual audit of our financial statements;

●	reviewing the proposed scope and results of the audit;

●	reviewing and pre-approving audit and non-audit fees and services;

●	reviewing accounting and financial controls with the independent auditors and our financial and accounting staff;

●	reviewing and approving transactions between us and our directors, officers and affiliates;

●	establishing procedures for complaints received by us regarding accounting matters;

●	overseeing internal audit functions, if any; and

●	preparing the report of the audit committee that the rules of the SEC require to be included in our annual meeting proxy statement.

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Upon the consummation of this offering, our audit committee will consist of [           ], with [            ] serving as chair. Our board of directors has affirmatively determined that [              ] each meet the definition of “independent director” under the Nasdaq rules, and that they meet the independence standards under Rule 10A-3. Each member of our audit committee meets the financial literacy requirements of the Nasdaq rules. In addition, our board of directors has determined that [                 ] will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our principal corporate website at www.oxeiabiopharma.com concurrently with the consummation of this offering.

Compensation Committee

Our compensation committee will be responsible for, among other things:

●	reviewing and recommending the compensation arrangements for management, including the compensation for our president and chief executive officer;

●	establishing and reviewing general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

●	administering our stock incentive plans; and

●	preparing the report of the compensation committee that the rules of the SEC require to be included in our annual meeting proxy statement.

Upon the consummation of this offering, our compensation committee will consist of [               ], with [                ] serving as chair. Our board has determined that [  ] are independent directors under Nasdaq rules. Our board of directors will adopt a written charter for the compensation committee, which will be available on our principal corporate website at www.oxeiabiopharma.com concurrently with the consummation of this offering.

Nominating and Governance

[Although our entire board of directors will serve in place of a nominating and corporate governance committee, our independent directors on the board will be responsible for, among other things:

●	nominating members of the board of directors;

●	developing a set of corporate governance principles applicable to our company; and

●	overseeing the evaluation of our board of directors.

Upon the consummation of this offering, our entire board of directors will serve in place of a nominating and corporate governance committee. Our board of directors will adopt resolutions addressing, among other things, the nomination process.]

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, www.oxeiabiopharma.com. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq rules concerning any amendments to, or waivers from, any provision of the code.

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Limitations on Liability and Indemnification Matters

[Upon the closing of this offering, our [Amended and Restated] Certificate of Incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

●	any breach of the director’s duty of loyalty to the corporation or its stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

●	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering will provide that we are authorized to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our Amended and Restated Bylaws to be in effect upon the closing of this offering will provide that we are required to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. Our Amended and Restated Bylaws will also provide that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our Amended and Restated Bylaws will also provide our board of directors with discretion to indemnify our other officers and employees when determined appropriate by our board of directors. We expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses, including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also intend to obtain customary directors’ and officers’ liability insurance upon consummation of this offering.

The limitation of liability and indemnification provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated] Bylaws to be in effect upon the closing of this offering may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table presents the compensation awarded to, earned by or paid to each of our named executive officers for the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock awards ($)(1)	Option awards ($)	Nonequity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($) (2)	Total ($)
Dr. Michael Wyand	2020	380,000	90,000	-		-	-	-	470,000
Chief Executive Officer	2019	380,000	90,000	-	-229,793	-	-	-	699,793

(1)	Salary and bonus was deferred in 2020 and 2019.

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Outstanding Equity Awards at December 31, 2020

The following table provides information regarding awards held by each of our named executive officers that were outstanding as of December 31, 2020. There were other equity awards outstanding as of December 31, 2020.

Stock Awards
Market
	Number of		Value of
	Shares or		Shares or
	Units of		Units of
	Stock That		Stock That
	Have Not		Have Not
	Vested		Vested
Name	(#)		($)
(1)

(1)

Non-Employee Director Compensation

We did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2020.

Employment Agreements

We intend to enter into employment agreements with our management as of the closing of this offering.

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CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes a summary of transactions during our fiscal years ended December 31, 2020 and 2019 to which we have been a party, including transactions in which the amount involved in the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described elsewhere in this prospectus. We are not otherwise a party to a current related party transaction, and no transaction is currently proposed, in which the amount of the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years and in which a related person had or will have a direct or indirect material interest.

On March 21, 2019, our Co-Founder, Amit Munshi, purchased a convertible note in the principal amount of $10,000, which will convert into an aggregate of       units in this offering, comprised of       shares of common stock and warrants to purchase       shares of common stock.

On July 15, 2019, Kartik Shah, our Co-Founder and a member of our Board of directors, purchased a convertible note in the principal amount of $25,000, which will convert into an aggregate of       units in this offering, comprised of        shares of common stock and warrants to purchase       shares of common stock.

On July 26, 2019, Vishal Bansal, our Co-Founder and Chief Science Officer, purchased a convertible note in the principal amount of $130,000, which will convert into an aggregate of       units in this offering, comprised of       shares of common stock and warrants to purchase        shares of common stock.

On July 29, 2019, Michael Wyand, our Chief Executive Officer purchased a convertible note in the principal amount of $10,000, which will convert into an aggregate of        units in this offering, comprised of        shares of common stock and warrants to purchase        shares of common stock.

On August 9, 2019, the brother-in-law of Vishal Bansal, our Co-Founder and Chief Science Officer, purchased a convertible note in the principal amount of $25,000, which will convert into an aggregate of       units in this offering, comprised of        shares of common stock and warrants to purchase       shares of common stock. Mr. Bansal has vting and dispositive control over such shares.

Indemnification Agreements

[In connection with this offering, we will enter into indemnification agreements with each of our directors and executive officers. These indemnification agreements will provide the directors and executive officers with contractual rights to indemnification and expense advancement that are, in some cases, broader than the specific indemnification provisions contained under Delaware law. See “Description of Share Capital—Indemnification of Directors and Officers” for additional information regarding indemnification under Delaware law and our amended and restated by-laws.]

Related Person Transaction Policy

[Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. We expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the execution of the underwriting agreement for this offering. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our code of business conduct and ethics, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

●	the risks, costs and benefits to us;

●	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

●	the availability of other sources for comparable services or products; and

●	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.]

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PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 6, 2021 by:

●	each of our named executive officers;

●	each of our directors;

●	all of our current directors and executive officers as a group; and

●	each stockholder known by us to own beneficially more than five percent of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of December 6, 2021, pursuant to the exercise of options or warrants or conversion of preferred stock, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 8,420,000 shares of common stock and 17,857,140 shares of Series Seed convertible preferred stock issued and outstanding as of December 6, 2021. For purposes of computing the percentage of ownership after this offering, we have assumed that [             ] shares of common stock will be issued by us and that all outstanding shares of Series Seed convertible preferred stock and all outstanding convertible notes will be converted into common stock in connection with this offering.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Oxeia Biopharmaceuticals, Inc., 361 Newbury Street, Suite 500, Boston, MA 02115.

	Number of Shares Beneficially Owned		Percentage of Common Stock Beneficially Owned
Name of Beneficial Owner	Prior to Offering		Before Offering	After Offering
Directors and Executive Officers
Dr. Michael Wyand	4,460,417	(1)	34.6%		(9)
Dr. Vishal Bansal	2,832,251	(2)	29.4%		(10)
Kartik Shah	4,818,512	(3)	51.9%		(11)
Julianne Averill	-		* %
Mark Iwicki	2,694,710	(4)	24.2%
Amit Munshi	7,395,455	(5)	56.8%
Alex Smith	8,333	(6)	* %		(12)
Ted Raad	8,333	(6)	* %
BioSeed Oxeia Fund LLC(7)	7,418,262	(8)	46.8%

All current executive officers and directors as a group (8 persons)	22,218,011		30.5%

*	Represents beneficial ownership of less than one percent (1%).

(1)	Includes 4,460,417 shares of common stock issuable upon exercise of options that are presently exercisable or exercisable withing 60 days of December 6, 2021.

(2)	Includes (i) 1,500,000 shares of common stock that are held directly by Dr. Bansal, (ii) 125,000 shares of common stock that are held by family members of Dr. Bansal, over which Dr. Bansal has voting and dispositive control, (iii) 1,082,251 shares of common stock issuable upon conversion of Series Seed convertible preferred stock, and (iv) 125,000 shares of common stock issuable upon exercise of options that are presently exercisable or exercisable withing 60 days of December 6, 2021.

(3)	Includes (i) 3,700,000 shares of common stock that are held directly by Mr. Shah, (ii) 250,000 share of common stock that are held by family members of Mr. Shah, over which Mr. Shah has voting and dispositive control, (iii) 238,095 shares of common stock issuable upon conversion of Series Seed convertible preferred stock, and (iv) 630,417 shares of common stock issuable upon exercise of options that are presently exercisable or exercisable withing 60 days of December 6, 2021.

(4)	Includes (i) 2,164,502 shares of common stock issuable upon conversion of Series Seed convertible preferred stock and (ii) 530,208 shares of common stock issuable upon exercise of options that are presently exercisable or exercisable withing 60 days of December 6, 2021.

(5)	Includes (i) 2,800,000 shares of common stock, (ii) 4,545,455 shares of common stock issuable upon conversion of Series Seed convertible preferred stock, and (iii) 50,000 shares of common stock issuable upon exercise of options that are presently exercisable or exercisable withing 60 days of December 6, 2021.

(6)	Includes 8,333 shares of common stock issuable upon exercise of options that are presently exercisable or exercisable withing 60 days of December 6, 2021.

(7)	Anjan Chatterji has voting and dispositive control over the shares held by BioSeed Oxeia Fund LLC.

(8)	Includes (i) 7,337,662 shares of common stock issuable upon conversion of Series Seed convertible preferred stock and (ii) 80,600 shares of common stock issuable upon exercise of options that are presently exercisable or exercisable withing 60 days of December 6, 2021.

(9)	Includes [ ] shares of common stock issuable upon conversion of convertible note.

(10)	Includes [ ] shares of common stock issuable upon conversion of convertible note.

(11)	Includes [ ] shares of common stock issuable upon conversion of convertible note.

(12)	Includes [ ] shares of common stock issuable upon conversion of convertible note.

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DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of [38,000,000] shares of common stock, par value $0.00001 per share, and [27,000,000] shares of preferred stock, par value $0.00001 per share.

As of December 6, 2021, there were 8,420,000 shares of common stock, held by 16 holders of record and 17,857,140 shares of Series Seed Preferred Stock issued and outstanding.

The following description of our capital stock and provisions of our [Amended and Restated] Certificate of Incorporation and [Amended and Restated] Bylaws] to be effective upon the completion of this offering is only a summary. You should also refer to our [Amended and Restated] Certificate of Incorporation, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part, and our [Amended and Restated] Bylaws, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue up to a total of 38,000,000 shares of common stock, par value $0.00001 per share. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock have no cumulative voting rights.

Further, holders of our common stock have no preemptive or conversion rights or other subscription rights. Upon our liquidation, dissolution or winding-up, holders of our common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any of our outstanding shares of preferred stock. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of our assets which are legally available. Each outstanding share of our common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and non-assessable.

The holders of a majority of the shares of our capital stock, represented in person or by proxy, are necessary to constitute a quorum for the transaction of business at any meeting. If a quorum is present, an action by stockholders entitled to vote on a matter is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, with the exception of the election of directors, which requires a plurality of the votes cast.

Preferred Stock

Our board of directors will have the authority, without further action by the stockholders, to issue up to 27,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, will be able to issue convertible preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any shares of preferred stock following this offering.

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Options

Our [           ] Equity Incentive Plan provides for us to sell or issue shares restricted shares of common stock, or to grant incentive stock options or nonqualified stock options, stock appreciation rights and restricted stock unit awards for the purchase of shares of common stock, to employees, members of the board of directors and consultants. As of [          ], 2021, no options to purchase common shares were outstanding. For additional information regarding the terms of the [            ] Plan, see “Executive and Director Compensation— [             ] Equity Incentive Plan.”

Exclusive Forum

Our Amended and Restated Certificate of Incorporation to be effective upon completion of this offering provides that unless we consent in writing to the selection of an alternative forum, the State of Delaware is the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our Company to us or our stockholders, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the DGCL or our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws to be effective upon completion of this offering, or (iv) any action asserting a claim against us, our directors, officers, employees or agents governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

Additionally, our Amended and Restated Certificate of Incorporation to be effective upon completion of this offering provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Securities Exchange Act of 1934, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock are deemed to have notice of and consented to this provision.

Anti-Takeover Effects of Delaware law and Our Sixth Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The provisions of Delaware law, our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws to be adopted upon the closing of this offering, described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholder, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Board of Directors Vacancies

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution of the majority of the incumbent directors.

Stockholder Action; Special Meeting of Stockholders

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that our stockholders may not take action by written consent. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws further provide that special meetings of our stockholders may be called by a majority of the board of directors, the Chief Executive Officer, or the Chairman of the board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Amended and Restated Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to the secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which a public announcement of the date of such meeting is first made by us. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

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Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. If we issue such shares without stockholder approval and in violation of limitations imposed by the Nasdaq Capital Market or any stock exchange on which our stock may then be trading, our stock could be delisted.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is            .

Stock Market Listing

We intend to apply to have our shares of common stock listed for trading on The Nasdaq Capital Market under the symbol “[OXEA].” No assurance can be given that such listing will be approved.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the anticipation of these sales, could materially and adversely affect market prices prevailing from time to time, and could impair our ability to raise capital through sales of equity or equity-related securities.

Only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could materially and adversely affect the prevailing market price of our common stock. Although we intend to apply to list our common stock on The Nasdaq Capital Market, we cannot assure you that there will be an active market for our common stock.

Of the shares to be outstanding immediately after the completion of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of our common stock outstanding after this offering will be subject to a -day lock-up period under the lock-up agreements as described below. These restricted securities may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

Affiliate Resales of Restricted Securities

Affiliates of ours must generally comply with Rule 144 if they wish to sell any shares of our common stock in the public market, whether or not those shares are “restricted securities.” “Restricted securities” are any securities acquired from us or one of our affiliates in a transaction not involving a public offering. All shares of our common stock issued prior to the closing of the offering made hereby, are considered to be restricted securities. The shares of our common stock sold in this offering are not considered to be restricted securities.

Non-Affiliate Resales of Restricted Securities

Any person or entity who is not an affiliate of ours and who has not been an affiliate of ours at any time during the three months preceding a sale is only required to comply with Rule 144 in connection with sales of restricted shares of our common stock. Subject to the lock-up agreements described below, those persons may sell shares of our common stock that they have beneficially owned for at least one year without any restrictions under Rule 144 immediately following the effective date of the registration statement of which this prospectus is a part.

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Further, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time such person sells shares of our common stock, and has not been an affiliate of ours at any time during the three months preceding such sale, and who has beneficially owned such shares of our common stock, as applicable, for at least six months but less than a year, is entitled to sell such shares so long as there is adequate current public information, as defined in Rule 144, available about us.

Resales of restricted shares of our common stock by non-affiliates are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144, described above.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144.

Rule 701 also permits affiliates of ours to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701 and until expiration of the -day lock-up period described below.

Equity Incentive Awards

[We intend to file a registration statement on Form S-8 under the Securities Act after the closing of this offering to register the shares of common stock that are issuable pursuant to our Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.]

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR

COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended(“Internal Revenue Code”) Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling on the U.S. federal, state, or local tax considerations relevant to our operations or to the purchase, ownership or disposition of our shares, has been requested from the IRS or other tax authority. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions, regulated investment companies or real estate investment trusts;

●	persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

●	tax-exempt organizations or governmental organizations;

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●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	U.S. expatriates and certain former citizens or long-term residents of the U.S.;

●	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

●	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

●	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

●	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code; or

●	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder (other than a partnership) if you are any holder other than:

●	an individual citizen or resident of the U.S. (for U.S. federal income tax purposes);

●	a corporation or other entity taxable as a corporation created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, or other entity treated as such for U.S. federal income tax purposes;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

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Distributions

As described in “Dividend Policy,” we have never declared or paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Common Stock.”

Subject to the discussion below on effectively connected income, backup withholding and foreign accounts, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the U.S.) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

●	the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the U.S.);

●	you are a non-resident alien individual who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

●	our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period preceding your disposition of our common stock, or (ii) your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

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If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the U.S. (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. The test for whether an individual is a resident of the U.S. for U.S. federal estate tax purposes differs from the test used for U.S. federal income tax purposes. Some individuals, therefore, may be non-U.S. holders for U.S. federal income tax purposes, but not for U.S. federal estate tax purposes, and vice versa.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act, or FATCA, imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock, and under current transition rules, are expected to apply with respect to the gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019. An intergovernmental agreement between the U.S. and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

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Each prospective investor should consult its tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Dawson James Securities, Inc. (“Dawson James” or the “Representative”) is acting as the lead managing underwriter and as representative of the underwriters. Subject to the terms and conditions of an underwriting agreement, dated, [________] [__], 2021, between us and the Representative, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of units listed next to its name in the following table:

Underwriter	Number of Shares
Dawson James Securities, Inc.

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the underwriting agreement. The units are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the units offered by this prospectus if any such units are taken, other than those shares of common stock covered by the over-allotment option described below.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the closing of this offering, permits the underwriters to purchase up to an aggregate of                 additional shares of Common Stock and/or Warrants to purchase up to                shares of Common Stock (equal to 15% of the securities sold in the offering) on one or more occasions, at the respective public offering prices listed on the cover page of this prospectus, , less underwriting discounts and commissions, solely to cover over-allotments, if any. The purchase price to be paid per additional share of Common Stock and/or Warrant shall be equal to the initial public offering price of the Common Stock and Warrants, respectively, less the underwriting discount. If this option is exercised in full, the total price to the public will be $                based on the initial public offering price of $                 per Unit, before expenses, to us will be approximately $               .

Discounts and Commissions

The underwriters propose initially to offer the units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at those prices less a concession not in excess of $                   per unit. If all of the units offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a supplement to this prospectus.

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The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise of the over-allotment option we granted to the Representative.

	No Exercise	Full Exercise
Per Unit	$	$
Total	$	$

We have agreed to pay a non-accountable expense allowance to the Representative equal to 1% of the gross proceeds received at the closing of the offering. The non-accountable expense allowance of 1% is not payable with respect to the units sold upon exercise of the underwriters’ over-allotment option.

We have also agreed to pay certain of the Representative’s expenses relating to the Offering, including, without limitation, (a) all filing fees and expenses relating to the registration of the Securities with the Commission; (b) all FINRA Public Offering filing fees; (c) all fees and expenses relating to the listing of the Company’s common stock on the Nasdaq Stock Market or the NYSE American or on such other stock exchanges as the Company and Dawson James together determine; (d) all fees, expenses and disbursements relating to background checks of the Company’s officers and directors; (e) all fees, expenses and disbursements relating to the registration or qualification of the Securities under the “blue sky” securities laws of such states and other jurisdictions as Dawson James may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of “blue sky” counsel, which will be Dawson James’s counsel, it being agreed that such fees and expenses will be limited to $15,000 to such counsel payable at Closing); (f) all fees, expenses and disbursements relating to the registration, qualification or exemption of the Securities under the securities laws of such foreign jurisdictions as Dawson James may reasonably designate; (g) the costs of all mailing and printing of the underwriting documents and Offering documents; (h) transfer and/or stamp taxes, if any, payable upon the transfer of Securities from the Company to Dawson James; (i); (j) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones, each of which the Company or its designee will provide within a reasonable time after the Closing in such quantities as Dawson James may reasonably request; (k) the fees and expenses of the Company’s accountants; (l) actual fees and expenses incurred, not to exceed $125,000, for Dawson James’s legal counsel and other agents and representatives; (m) up to $12,500 to cover Dawson James’s actual accountable “road show” expenses for the Offering; and (n) the fees related to the engagement of a financial public and investor relations firm(s) reasonably satisfactory to Dawson James, which shall be completed prior to the Closing of the Offering.

Our total estimated expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are approximately $________.

Representative’s Warrants

Upon closing of this offering, we have agreed to issue to the Representative as compensation warrants to purchase up to ____ shares of common stock (5% of the aggregate number of shares of common stock sold in this offering exclusive of the over-allotment option, or the Representative’s warrants). The Representative’s warrants will be exercisable at a per share exercise price equal to 125% of the public offering price per share in this offering (excluding the over-allotment option). The representative’s warrants are exercisable at any time and from time to time, in whole or in part, during the four and one half year period commencing 180 days from the effective date of the registration statement of which this prospectus is a part.

The Representative’s warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1)(A) of FINRA. The Representative (or permitted assignees under Rule 5110(e)(1)(A)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the registration statement of which this prospectus is a part. In addition, the warrants provide for registration rights upon request, in certain cases. The sole demand registration right provided will not be greater than five years from the effective date of the registration statement in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the effective date of the registration statement in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

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Lock-Up Agreements

Pursuant to “lock-up” agreements, we, our executive officers and directors, and certain stockholders, have agreed, without the prior written consent of the Representative not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities of ours or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of six months after the date of this prospectus in the case of our directors and executive officers and [      ] months after the date of this prospectus in the case of the Company and any successor of the Company and certain stockholders.

Right of First Refusal

Until twelve (12) months from the closing date of this offering, the Representative will have an irrevocable right of first refusal, in its sole discretion, to act as sole investment banker, sole book-runner, and/or sole placement agent, at the Representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity linked financings, during such twelve (12) month period, on terms customary to the Representative. The Representative will have the sole right to determine whether or not any other broker-dealer will have the right to participate in any such offering and the economic terms of any such participation. The Representative will not have more than one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee.

Discretionary Accounts

The underwriters do not intend to confirm sales of the shares of common stock offered hereby to any accounts over which they have discretionary authority.

Nasdaq Capital Market Listing

We intend to apply to have our common stock listed on the Nasdaq Capital Market under the symbol “[OXEA].”

Determination of Offering Price

The public offering price of the securities we are offering was negotiated between us and the underwriters. Factors considered in determining the public offering price of the shares include the history and prospects of the Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Other

From time to time, certain of the underwriters and/or their affiliates may in the future provide, various investment banking and other financial services for us for which they may receive customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering, no underwriter has provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus and we do not expect to retain any underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

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Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares common stock in the over-allotment option. To close out a short position, the underwriters may elect to exercise all or part of the over-allotment option. The underwriters may also elect to stabilize the price of our common stock or reduce any short position by bidding for, and purchasing, common stock in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing shares of common stock in this offering because the underwriter repurchases the shares of common stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the national securities exchange on which our shares of common stock are traded, in the over-the-counter market, or otherwise.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering arising under the Securities Act and the Exchange Act, liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock in any jurisdiction where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and this prospectus or any other offering material or advertisements in connection with our common stock may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

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European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common stock which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to legal entities which are qualified investors as defined under the Prospectus Directive;

●	by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common stock shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any common stock under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

●	it is a qualified investor as defined under the Prospectus Directive; and

●	in the case of any common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the common stock acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale or (ii) where common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such common stock to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the common stock in, from or otherwise involving the United Kingdom.

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Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the issuance of the common stock offered by us in this offering will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, New York, New York. Schiff Hardin LLP has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The financial statements of Oxeia Biopharmaceuticals, Inc. as of December 31, 2020 and 2019 and for each of the years then ended included in this Registration Statement, of which this prospectus forms a part, have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm (the report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read and copy all or any portion of the registration statement without charge at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of the registration statement may be obtained from the Securities and Exchange Commission at prescribed rates from the public reference room of the Securities and Exchange Commission at such address. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. In addition, registration statements and certain other filings made with the Securities and Exchange Commission electronically are publicly available through the Securities and Exchange Commission’s website at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the Securities and Exchange Commission.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will be required to file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, proxy statements and other information with the Securities and Exchange Commission. You will be able to inspect and copy such periodic reports, proxy statements and other information at the Securities and Exchange Commission’s public reference room, and the website of the Securities and Exchange Commission referred to above.

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OXEIA BIOPHARMACEUTICALS, INC.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Oxeia Biopharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Oxeia Biopharmaceuticals, Inc. (the “Company”) as of December 31, 2020 and 2019, and the related statements of operations, stockholders’ deficit, and cash flows for the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit of approximately $7.8 million, and recurring losses since inception, which raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2021.

Marlton, New Jersey

December 7, 2021

F-2

Oxeia Biopharmaceuticals, Inc.

Balance Sheets

(in thousands, except share and per share amounts)

	December 31,
	2020	2019
Assets
Current assets:
Cash	$375	$811
Prepaid expenses	13	72
Total current assets	388	883
Total assets	$388	$883
Liabilities, Mezzanine Equity, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$482	$492
Accrued expenses and other current liabilities	3,043	2,218
Current portion of convertible note payable	3,673	3,463
Total current liabilities	7,198	6,173
Total liabilities	7,198	6,173
Commitments and contingencies (Note 9)
Mezzanine equity
Series seed convertible preferred stock, $0.00001 par value; 27,000,000 shares authorized, 17,857,140 shares issued and outstanding at December, 31, 2020 and 2019; aggregate liquidation value of $412,500 as of December 31, 2020 and 2019	413	413
Stockholders’ deficit:
Common stock, $0.00001 par value; 38,000,000 shares authorized; 8,420,000 and 8,400,000 shares issued and outstanding as of December, 31, 2020 and 2019, respectively	-	-
Additional paid-in capital	625	410
Accumulated deficit	(7,848)	(6,113)
Total stockholders’ deficit	(7,223)	(5,703)
Total liabilities, mezzanine equity, and stockholders’ deficit	$388	$883

The accompanying notes are an integral part of these financial statements.

F-3

Oxeia Biopharmaceuticals, Inc.

Statements of Operations

(in thousands, except share and per share amounts)

	Years Ended December 31,
	2020	2019
Operating expenses:
Research and development	$535	$144
General and administrative	954	969
Total operating expenses	1,489	1,113
Loss from operations	(1,489)	(1,113)
Other income (expense):
Interest on convertible note payable	(246)	(201)
Other income	-	2
Total other income (expense)	(246)	(199)
Net loss	$(1,735)	(1,312)

Loss per share, basic and diluted	$(0.21)	$(0.16)

Weighted-average common shares outstanding, basic and diluted	8,407,885	8,195,548

The accompanying notes are an integral part of these financial statements.

F-4

Oxeia Biopharmaceuticals, Inc.

Statement Stockholders’ Deficit

(in thousands, except share and per share amounts)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance at January 1, 2019	8,025,000	$-	$241	$(4,801)	$(4,560)
Common stock issued upon exercise of options at an average of $0.0231 per share	375,000	-	9	-	9
Stock-based compensation	-	-	160	-	160
Net loss	-	-	-	(1,312)	(1,312)
Balance at December 31, 2019	8,400,000	$-	$410	$(6,113)	$(5,703)
Common stock issued upon exercise of options at an average of $0.0231 per share	20,000	-	1	-	1
Stock-based compensation	-	-	214	-	214
Net loss	-	-	-	(1,735)	(1,735)
Balance at December 31, 2020	8,420,000	$-	$625	$(7,848)	$(7,223)

The accompanying notes are an integral part of these financial statements.

F-5

Oxeia Biopharmaceuticals, Inc

Statements of Cash Flows

(in thousands, except share and per share amounts)

	Years Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(1,735)	$(1,312)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation	214	160
Changes in operating assets and liabilities:
Prepaid expenses	59	(8)
Accounts payable	(10)	47
Accrued expenses and other liabilities	825	905
Net cash used in operating activities:	(647)	(208)
Cash flows from financing activities:
Proceeds from exercise of stock options	1	9
Proceeds from issuance of convertible notes	210	1,000
Net cash provided by financing activities:	211	1,009
(Decrease) increase in cash	(436)	801
Cash at beginning of period	811	10
Cash at end of period	$375	$811

The accompanying notes are an integral part of these financial statements

F-6

OXEIA BIOPHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS

Oxeia Biopharmaceuticals, Inc. (“Oxeia” or the “Company”), a Delaware corporation, was incorporated on March 19, 2014. The Company is in its development-stage and located in Boston, Massachusetts. The Company is a clinical-stage biotech company developing new, innovative therapies for conditions that are defined by deficits in neurocognition from injury, degeneration and aging. The Company’s first two indications are for (i) mild traumatic brain injury (“mTBI”), known as a concussion, and (ii) the cognitive decline, lethargy and “brain-fog” associated with Covid-19 infection, known as Covid Longhauler syndrome (“Long Covid”).

COVID-19

On March 11, 2020, the World Health Organization declared a pandemic related to the rapidly spreading coronavirus (COVID-19) outbreak, which has led to a global health emergency. The full public-health impact of the ongoing pandemic is currently indeterminable and rapidly evolving, and the related health crisis has adversely affected and may continue to adversely affect the global economy, resulting in a temporary effect on the research and development timeline.

2.	Going Concern and Management Liquidity Plans

Since inception, the Company has devoted substantially all of its efforts and resources toward product research and development. The Company has experienced recurring losses since inception, negative operating cash flows, and has an accumulated deficit of $7.8 million as of December 31, 2020. The Company is subject to the risks and uncertainties associated with any biopharmaceutical company that has substantial expenditures for research and development. There can be no assurance that the Company’s research and development programs will be successful, that products developed will obtain necessary regulatory approval, or that any approved product will be commercially viable. In addition, the Company operates in an environment of rapid technological change and is largely dependent on the services of its employees, advisors, and consultants.

The Company’s losses from operations, negative operating cash flows, and accumulated deficit, as well as the additional capital that is needed to fund operations within one year of the financial statement’s issuance date, raise substantial doubt about the Company’s ability to continue as a going concern. The Company expects to incur substantial expenditures in the foreseeable future for the development of its product candidates and will require additional financing to continue this development. The Company intends to raise additional capital through debt or equity financings, but the amount and timing of such financings is uncertain.

The accompanying financial statements have been prepared on a basis, which assumes the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

F-7

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates. The company evaluates the estimates and assumptions on an ongoing basis.

Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash. As of December 31, 2020 and 2019, the company maintained deposits with one functional institution. The Company’s cash balances do not exceed those that are federally insured under the Federal Deposit Insurance Corporation (“FDIC”). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Fair Value Measurements

The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the exchange price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between unrelated market participants on the measurement date.

All fair value measurements are classified in the three-tier fair value hierarchy, which categorizes the inputs used in measuring fair value. These categories include, in descending order of priority, Level 1, defined as observable unadjusted inputs, such as quoted prices in active markets for identical securities; Level 2, defined as inputs other than quoted prices included in Level 1 that are either directly or indirectly observable; and Level 3, defined as significant unobservable inputs in which little or no market data exists, therefore, requiring the Company to develop its own assumptions. The carrying value of cash that are reported on the balance sheet approximates their fair value due to the short-term nature of these assets. All other significant assets and liabilities approximate their carrying amount due to the relatively short maturity of these instruments.

Research and Development

Research and development costs are expended as incurred. Research and development expenses consist of expenses incurred in performing research and development activities, including salaries and benefits, materials and supplies, stock-based compensation expense, contract services, and other external expenses. Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information provided to the Company by its vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid or accrued research and development. Research and development expenses were $0.5 million and $0.1 million at December 31, 2020 and 2019, respectively.

Net Loss Per Common Share

The Company computes earnings loss per share under Accounting Standards Codification subtopic 260-10, Earnings Per Share (“ASC 260-10”). Net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the “treasury stock” and/or “if converted” methods as applicable.

F-8

The computation of basic and diluted loss per share as of December 31, 2020 and 2019 excludes potentially dilutive securities when their inclusion would be anti-dilutive, or if their exercise prices were greater than the average market price of the common stock during the period. Potentially dilutive securities excluded from the computation of basic and diluted net loss per share are as follows:

Stock-based Compensation

All stock-based payments to employees and to nonemployee directors for their services as directors consisted of grants of restricted stock and stock options, which are measured at fair value on the grant date and recognized in the statements of operations as stock-based compensation expense over the relevant vesting period. Restricted stock payments and stock-based payments to nonemployees are recognized as an expense over the period of performance. Such payments are measured at fair value at the earlier of the date a performance commitment is reached, or the date performance is completed. In addition, for awards that vest immediately and are non-forfeitable, the measurement date is the date the award is issued.

Income Taxes

Deferred income tax assets and liabilities are determined based on the estimated future tax effects of net operating loss and credit carryforwards and temporary differences between the tax basis of assets and liabilities and their respective financial reporting amounts measured at the current enacted tax rates. We record an estimated valuation allowance on our deferred income tax assets if it is not more likely than not that these deferred income tax assets will be realized. We recognize a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options and Derivatives and Hedging—Contracts in Entity’s Own Equity, which simplifies the accounting for convertible instruments. The guidance removes certain accounting models which separate the embedded conversion features from the host contract for convertible instruments. Either a modified retrospective method of transition or a fully retrospective method of transition is permissible for the adoption of this standard. Update No. 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted no earlier than the fiscal year beginning after December 15, 2020. The Company is currently evaluating the potential impact of the adoption of this standard on its financial statements.

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

F-9

4.	ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

5.	CONVERTIBLE NOTES

The Company maintains convertible notes (collectively the “Convertible Notes”) with various individual lenders. Included in these lenders are related parties, which hold $0.3 million in outstanding principal at December 31, 2020 and 2019, respectively. The Convertible Notes are unsecured and bear interest at a rate between 5% - 7% per annum. On December 2, 2020, the Company and the note holders agreed to extend the maturity date for all notes from December 31, 2020 to December 31, 2021 due to the Company issuance of notes with an aggregate principal balance of at least $1.0 million. The convertible notes payable are as follows:

*Accrued interest is included in accrued expenses on the statement of operations. See Note 4.

The Convertible Notes and accrued interest are contingently convertible, with automatic conversion based on the following terms:

(a)	in the event that the Company consummates a Qualified Equity Financing, the lesser of (i) 78% of the price per share paid by the other purchasers of the Preferred Stock sold in the Qualified Equity Financing and (ii) the price per share obtained by dividing $15.0 million by the Company’s fully-diluted capitalization immediately prior to such Qualified Equity Financing assuming exercise or conversion of all convertible securities of the Company but excluding any shares issuable upon conversion of the Notes, the 2015 Note, 2016 Notes, 2017 Notes, or the 2019 Notes; or

(b)	in the event the Company consummates a Qualified Funding Event, the price per share obtained by dividing $12.5 million by the Company’s fully-diluted capitalization immediately prior to such Qualified Funding Event assuming exercise or conversion of all convertible securities of the Company but excluding any shares issuable upon conversion of the Notes, the 2015 Note, or the 2016 Notes, or the 2017 Notes, or the 2019 Notes.

F-10

A qualifying funding event is defined as a transaction or series of transactions pursuant to which the Company raises aggregate proceeds of at least $6.0 million, including a non-dilutive funding or the sales of the outstanding convertible notes.

A qualified equity financing means a transaction or series of transactions pursuant to which the Company issues and sells shares of its preferred stock for aggregate gross proceeds of at least $6.0 million (which amount shall include the conversion of the Notes, the conversion of the 2015, 2016, 2017, and 2019 Notes and any funds received from any non-dilutive funding sources) with the principal purpose of raising capital.

As of December 31, 2020, the conversion terms have not been met and the convertible notes remain outstanding.

6.	SERIES SEED CONVERTIBLE PREFERRED STOCK

In June 2014, the Company entered into a Series Seed preferred share purchase agreement that outlined convertible preferred stock (Series Seed Preferred) and issued 13,419,913 shares of the authorized 27,000,000 . This agreement was amended in April 2015 and an additional 4,437,227 shares were issued. A total of 17,857,140 of 27,000,000 has been issued as of December 31, 2020. The Series Seed preferred original issuance price is $0.0231 per share, subject to certain adjustments.

The rights and privileges of the Series Seed Preferred are as follows:

Dividends

Shareholders are entitled to receive non-cumulative and non-accruing dividends at the rate between 5% and 7% of the original issue price (“OIP”). Dividends are payable only if declared by the Company’s board of directors. There have been no dividends declared or paid as of December 31, 2020.

Conversion

Each share of Series Seed Preferred Stock is convertible, at the option of the holder, at any time and without payment of any additional consideration into such number of shares of Common Stock as determined by dividing the Original Issue Price of $0.0231 per share by the Conversion Price of $0.0231 per share, subject to adjustment as provided in the Company’s Amended and Restated Certificate of Incorporation (the “Conversion Ratio”). In addition the each share of Series Seed Preferred Stock shall automatically convert into shares of Common Stock at the then applicable Conversion Ratio, upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) upon the vote or written consent of the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock.

Anti-dilution

If the Company issues additional securities at a purchase price less than the applicable conversion price of the Series Seed preferred, such conversion price shall be adjusted in accordance with broad-based standard weighted-average anti-dilution calculations.

F-11

Liquidation Rights

Upon dissolution or liquidation of the Company, the holders of shares of Series Seed preferred shall be entitled to be paid out of the assets available for distribution to stockholders before any payments to common stockholders, the greater of (1) the Series Seed preferred OIP, plus unpaid declared dividends or (2) the amount per share as would have been payable had the Series Seed preferred been converted into common stock, as defined in the conversion rights above, immediately prior to such liquidation, dissolution, or winding up of the Company.

Voting Rights

The holders of series seed preferred are entitled to vote on all matters with common stockholders as if they were a single class of stock and are entitled to the number of votes equal to the number of shares common stock into which such shares are convertible. Holders of Series Seed preferred are entitled to elect up to two directors.

Redemption Rights

Holders of the Series Seed preferred are not entitled to any redemption rights, other than those under their liquidation rights.

7.	COMMON STOCK AND STOCK-BASED COMPENSATION

The Company has authorized 38,000,000 shares of common stock, $0.00001 par value per share. The number of shares issued and outstanding were 8,420,000 and 8,400,000 as of December 31, 2020 and December 31, 2019, respectively. Common shares are voting shares, subject to the rights and preferences of preferred stockholders.

During the years ended December 31, 2020 and 2019, the Company issued an aggregate of 20,000 and 375,000 stock grants to officers, employees and key consultants under the plan.

Options

2014 Equity Incentive Plan

In 2014, the Board of Directors of Oxeia Biopharmaceuticals, Inc. approved the 2014 Equity Incentive Plan (“the “Plan”). The Plan provides for the issuance of options, stock appreciation rights, restricted stock and restricted stock units to purchase up to 9,000,000 (as amended) shares of the Company’s common stock.

The vesting period of the grants under the Plan will be determined by the administrator, in its sole discretion, with an expiration period of not more than ten years. There are 1,131,000 shares remaining available for future issuance of awards under the terms of the Plan as of December 31, 2020.

During the years ended December 31, 2020 and 2019, the Company granted an aggregate of 150,000 and 2,154,000 (net of 75,000 canceled) options to officers, directors, and key consultants.

F-12

A summary of stock option activity for the year ended December 31, 2020 is presented below:

Stock option valuation

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes. Black-Scholes requires estimates of highly subjective assumptions, which affect the fair value of each stock option. The assumptions used to estimate the fair value of stock options granted during the year ended December 31, 2020 and 2019 is as follows.

Stock compensation expense was $0.2 million for year-end December 31, 2020 and 2019, respectively, and was included in general and administrative.

As of December 31, 2020, total compensation cost not yet recognized related to unvested stock options was $0.3 million, which is expected to be recognized over a weighted-average period of 3.0 years.

Warrants

On March 10, 2020, the Company amended the Gatheos Pharma, Inc. license agreement and issued 250,000 shares of common stock at an exercise price of $0.18 per share in the form of a warrant exercisable with the following terms:

The first 50% of the warrant shares may be exercised upon acceptance of the initial SUN 11031 supply delivery for the initiation of the phase 2 trial. This milestone was met in October 2020. The warrant expense calculated by the Company using the Black Scholes model was de minimis.

F-13

The remaining 50% of the warrant shares may be exercised when the Company achieves one of the following:

(a)	Files an Investigational New Drug (IND) application the with Food and Drug Administration (FDA) or,
(b)	Elects ten (10) days prior to the communication of the Company’s change of control or comparable out-licensing of SUN 11301 or,
(c)	Completes a financing of $10.0 million or more.

If the Company completes one of the transactions above connected to the remaining 50% of the warrant shares, then Gatheos Pharma, Inc. may elect to exercise the warrant purchase or sell 50% of the warrant to the Company for $0.05 million. If an additional tax payment is required by United States tax law due to an 409A valuation adjustment, then the amount of the payment shall be increased to an amount which leaves an amount equal to the payment which would have been made had there been no additional tax payments.

8.	INCOME TAXES

During the years ended December 31, 2020 and 2019, the Company recorded no income tax benefits for the net operating losses incurred in each year, due to the uncertainty of realizing a benefit from those items

Net deferred tax assets as of consisted of the following:

Significant components of the Company’s deferred taxes as of December 31, 2020 and 2019, are as follows:

The Company has provided a valuation allowance for the full amount of the net deferred tax assets as the realization of the deferred tax assets is not determined to be more likely than not. During 2020, the valuation allowance increased by $0.8 million, primarily due to the increase in the Company’s net operating loss carryovers during the period.

As of December 31, 2020, the Company had approximately $3.3 million of Federal & State operating loss carryforwards respectively. Of the Federal NOLs, $1.9 million begin to expire in 2034 and the remaining NOLS are not subject to expiration. The state NOLs begin to expire in 2034. These loss carryforwards are available to reduce future federal taxable income, if any. These loss carryforwards are subject to review and possible adjustment by the appropriate taxing authorities. The amount of loss carryforwards that may be utilized in any future period may be limited based upon changes in the ownership of the company’s ultimate parent.

The Company’s tax returns for the years ended December 31, 2017 to December 31, 2020 remain open and subject to examination by the Internal Revenue Service and state taxing authorities. In addition, the company NOL attributes remain subject to examination in their entirety.

F-14

9.	COMMITMENTS AND CONTINGENCIES

Employee and consulting agreements

The Company entered into a consulting agreement in which the Company agrees to pay a seed financing bonus of $0.06 million upon first close of a Qualified Financing Event. Qualified Financing Event shall mean the next sale (or series of related sales) of the Company’s preferred stock after the final closing of current offering of the Company’s Series Seed Preferred Stock and pursuant to which the Company receives gross proceeds of not less than $1.0 million.

The Company entered into an executive employment agreement in which the Company agrees to pay seed financing bonus of $0.1 million upon the first close of a Qualified Financing Event. If and when prior to the Series A Financing, any convertible note issued by the Company to an investor is converted into an equity ownership interest in the Company, the Company will grant to the Executive an additional option (the “Convertible Note Grant”) such that the aggregate number of Shares under the Initial Grant, the Seed Financing Grant and the Convertible Note Grant equals ten percent (10%) of the Common-equivalent shares outstanding immediately following the conversion of the convertible note or notes. In addition, when the Company raises at least $1.0 million from third party investors in exchange for equity ownership in the Company, the Company will grant the executive employee an additional option such that the aggregate ownership equals six percent (6%) of the common-equivalent shares outstanding immediately following the closing of financing. .

Regents of the University of California

In June, 2014 Oxeia maintains an exclusive worldwide license to intellectual property from the Regents of the University of California. The license grants the Company exclusive, worldwide rights to intellectual property related to the use of ghrelin to treat concussions. The license includes royalty and milestone payments up to $6.0 million and that are tied to clinical development milestones. A low single digit annual royalty on commercial sales is also due should ghrelin be approved for treatment of concussions in any market.

Total payments since inception equaled $0.3 million as of December 31, 2020.

Gastheos Pharma, Inc.

As of May 2017, Oxeia established a license for SUN11031 data, patents and clinical supply. SUN11031 is a ghrelin molecule previously developed by Daiichi Sankyo Co. Ltd, a multi-national pharmaceutical company headquartered in Japan. SUN11031 was licensed from Japanese company called Gastheos Pharma, Inc. The Company has an exclusive license for the field of concussion and traumatic brain injury, and COVID-19 related applications in all geographies excluding Japan and South Korea. As part of the license, Oxeia acquired rights to purchase OXE103 formulated drug manufactured by Daiichi Sankyo, Ltd (“DSP”). The Company agreed to pay Gastheos Pharma, Inc. $0.1 million and $0.6 million upon successful completion of the IND and Phase 2 milestones (or, if earlier, when the Company’s initiation of a registrational Phase 3 study for the licensed product).

F-15

The Company paid for the license agreement with 250,000 warrants with an exercise price of $0.18. The fair value at issuance was determined using the Black-Scholes valuation model. The warrant terms are based on clinical development and financial milestones. A milestone was achieved in 2020 and 125,000 warrants were vested. The license also includes a low single digit annual sales royalty upon commercialization and an option to purchase clinical drug supply from pre-existing lots.

Total payments since inception equaled $0.1 million as of December 31, 2020.

University of Kansas Medical Center (“KUMC”)

In August, 2020 the Company entered into a modified Investigator-Initiated Accelerated Clinical Trial Agreement with KUMC. The Company agreed to provide support, financial and/or otherwise to KUMC for the conduct of a clinical trial under the Protocol titled “Ghrelin (OXE-103) for acute concussion management” with the understanding that KUMC has appropriate facilities and personnel with the qualification, training, knowledge, and experience necessary to conduct the study. KUMC will be the sole and exclusive owner of all Study subjects’ medical records and Study data and Results. KUMC will provide de-identified data generated during the study periodically throughout the study and a final summary of de-identified data, together with the final Study report.

10.	SUBSEQUENT EVENTS

Between March and September 2021, the Company received four convertible notes based on the 2019 Notes agreement equal to $0.2 million at 7% per annum with a maturity date of December 31, 2021.

On September 16, 2021, the Company entered into a convertible note purchase agreement (“2021 Notes”) for a minimum of $0.5 million and that shall not exceed $5.0 million. In November 2021, the Company received three convertible notes based on the 2021 Notes agreement equal to $0.1 million at 7% per annum with a maturity date of September 16, 2023.

On September 24, 2021, the Company signed an additional agreement with Gastheos Pharma, Inc. to support the treatment of patients indicated for long-term COVID-19 symptoms. The terms of the agreement include:

(a)	The Company issued a warrant to Gastheos Pharma, Inc to purchase of 250,000 shares of common stock, for an exercise price equal to $0.76 per share.

(b)	The Company shall pay Gastheos Pharma, Inc. an additional cash license fee of either (i) $0.1 million, within five (5) days of the Company’s completion of a private round financing of $2.0 million or more, or (ii) $0.15 million, within five (5) days of the Company’s completion of an initial public offering of Licensee’s common stock, or ten (10) business days prior to the consummation of a change of control transaction or comparable SUN 11031 out-licensing transaction by the Company.

In October 2021, the Company issued 888,000 shares of common stock options under the 2014 Equity Incentive Plan to employees and consultants. The options are exercisable at $0.76 per share for that will expire ten years after the grant date, unless terminated earlier pursuant to the terms of the 2014 Option Plan with the following vesting schedules:

(a)	600,000 shares: The Company issued two incentive stock option agreements where one fourth will vest on the first anniversary of the date of the grant, and the remaining three-fourths vesting in substantially equal monthly installments over the remaining three years. Vesting schedule will accelerate with a qualifying financing event;

(b)	200,000 shares: The Company issued two nonstatutory stock option agreements to which one-fourth will best on the first anniversary of the date of the grant, and the remaining three-fourths vest in substantially equal monthly installments over the remaining three years;

(c)	60,000 shares: The Company issued three nonstatutory stock options agreements that will vest 100% upon completion of the media activities associated with communications of the Phase 2 study;

(d)	28,000 shares: The Company issued two nonstatutory stock option agreement that will vest 2,000 shares per month from the grant date.

On December 5, 2021, the maturity date for the convertible note agreements described as the 2016 Notes, 2017 Notes, and 2019 Notes were extended from December 31, 2021 to December 31, 2023.

F-16

Oxeia Biopharmaceuticals, Inc.

________ Units consisting of:

Common Stock

Warrants

Prospectus

Sole Book-Running Manager

Dawson James Securities, Inc.

                      , 2021

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All the amounts shown are estimates except the SEC registration fee and the FINRA filing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee	$	*
The Nasdaq Capital Market initial listing fee	$	*
Transfer agent and registrar fees	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing and engraving expenses	$	*
Miscellaneous	$	*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”) permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our [Amended and Restated] Certificate of Incorporation provides that no director of the Company shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

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Upon consummation of this offering, our [Amended and Restated] Certificate of Incorporation and [Amended and Restated] Bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our [Amended and Restated] Certificate of Incorporation and [Amended and Restated] Bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our [Amended and Restated] Certificate of Incorporation and [Amended and Restated] Bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our [Amended and Restated] Certificate of Incorporation and [Amended and Restated] Bylaws.

In addition, upon consummation of this offering, we intend to obtain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

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Item 16. Exhibits and Financial Statement Schedules

EXHIBIT INDEX

Exhibit No.	Description

1.1 *	Form of Underwriting Agreement

3.1 *	Amended and Restated Certificate of Incorporation, currently in effect

3.2*	Amended and Restated Bylaws

3.3*	Certificate of Designations of Preferences, Rights and Limitations of Series [ ] Preferred Stock

4.1 *	Specimen Stock Certificate evidencing the shares of common stock

5.1 *	Opinion of Sheppard, Mullin, Richter & Hampton LLP

10.1 +*	[ ] Equity Incentive Plan

14.1 *	Code of Ethics

23.1 *	Consent of Friedman LLP, independent registered public accounting firm

23.2 *	Consent of Sheppard, Mullin, Richter & Hampton, LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page to this registration statement)

*	To be filed by amendment.

+	Indicates a management contract or any compensatory plan, contract or arrangement.

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Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Oxeia Biopharmaceuticals, Inc. pursuant to the foregoing provisions, or otherwise, Oxeia Biopharmaceuticals, Inc. has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Oxeia Biopharmaceuticals, Inc. of expenses incurred or paid by a director, officer or controlling person of Oxeia Biopharmaceuticals, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Oxeia Biopharmaceuticals, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Oxeia Biopharmaceuticals, Inc. pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston, State of Massachusetts, on the        day of              , 2021.

OXEIA BIOPHARMACEUTICALS, INC.

By:
Dr. Michael Wyand
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Michael Wyand, his true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or substitutes for him, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

	Chief Executive Officer	, 2021
Dr. Michael Wyand	(Principal Executive Officer)

	Chief Financial Officer	, 2021
Julianne Averill	(Principal Financial and Accounting Officer)

	Chief Science Officer	, 2021
Dr. Vishal Bansal

	Director	, 2021
Kartik Shah

Director
Ted Raad

	Director	, 2021
Alex Smith

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